EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

FAIRPOINT COMMUNICATIONS, INC.,

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.,

and

FALCON MERGER SUB, INC.

Dated as of December 3, 2016

Page

1.	THE MERGER		1
	1.1	The Merger	1
	1.2	Effective Time	2
	1.3	Closing of the Merger	2
	1.4	Certificate of Incorporation	2
	1.5	Bylaws	2
	1.6	Board of Directors; Officers	2
2.	EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS		3
	2.1	Conversion of Company Capital Stock	3
	2.2	Dissenting Shares	4
	2.3	Treatment of Restricted Stock, Options and Other Stock-Based Awards	4
	2.4	Legal Entity Restructuring	5
3.	EXCHANGE OF CERTIFICATES FOR MERGER CONSIDERATION		5
	3.1	Delivery of the Merger Consideration	5
	3.2	Exchange Procedures	5
	3.3	Dividends and Distributions	6
	3.4	Transfer Books; No Further Ownership Rights in Shares	7
	3.5	Termination of Fund; No Liability	7
	3.6	Lost, Stolen or Destroyed Certificates	7
	3.7	Withholding Taxes	7
	3.8	Adjustments to Prevent Dilution	8
4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY		8
	4.1	Corporate Organization	8
	4.2	Capitalization	10
	4.3	Authority; No Violation	11
	4.4	Consents and Approvals	12
	4.5	SEC Filings	13
	4.6	Financial Statements	13
	4.7	Broker’s Fees	14
	4.8	Absence of Certain Changes or Events	14
	4.9	Legal Proceedings	15
	4.10	Taxes	15
	4.11	Employee Benefit Plans	16
	4.12	Compliance With Applicable Law	18
	4.13	Certain Contracts	19
	4.14	Undisclosed Liabilities	20
	4.15	Anti-Takeover Provisions	20
	4.16	Company Information	20
	4.17	Title to Property	21
	4.18	Insurance	22
	4.19	Environmental Liability	22
	4.20	Intellectual Property	23
	4.21	Communications Regulatory Matters	23

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Page

	4.22	Labor Matters	24
	4.23	Transactions with Affiliates	24
	4.24	Opinion of Financial Advisor	24
	4.25	Acknowledgement of the Company	24
	4.26	No Other Representations or Warranties	25
5.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		25
	5.1	Corporate Organization	26
	5.2	Capitalization	27
	5.3	Authority; No Violation	28
	5.4	Consents and Approvals	29
	5.5	SEC Filings	29
	5.6	Financial Statements	30
	5.7	Broker’s Fees	31
	5.8	Absence of Certain Changes or Events	31
	5.9	Legal Proceedings	32
	5.10	Taxes	32
	5.11	Employee Benefit Plans	33
	5.12	Compliance With Applicable Law	34
	5.13	Certain Contracts	35
	5.14	Undisclosed Liabilities	36
	5.15	Environmental Liability	36
	5.16	Intellectual Property	36
	5.17	Communications Regulatory Matters	37
	5.18	Financing	38
	5.19	Parent Information	39
	5.20	No Business Activities by Merger Sub	39
	5.21	Ownership of Company Common Stock; No Other Agreements	39
	5.22	Acknowledgement of Parent	39
	5.23	No Other Representations or Warranties	40
6.	COVENANTS RELATING TO CONDUCT OF BUSINESS		40
	6.1	Conduct of Business of the Company Prior to the Effective Time	40
	6.2	Company Forbearances	40
	6.3	Parent Forbearances	42
7.	ADDITIONAL AGREEMENTS		44
	7.1	Proxy Statement/Prospectus; Parent Registration Statement; Other Filings	44
	7.2	Access to Information	45
	7.3	Stockholder Meetings	46
	7.4	Further Actions	47
	7.5	Employees; Employee Benefit Plans	49
	7.6	Indemnification; Directors’ and Officers’ Insurance	50
	7.7	No Solicitation	53
	7.8	Standstill	58
	7.9	Section 16 Matters	58

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Page

	7.10	Financing	58
	7.11	Financing Cooperation	59
	7.12	Tax Treatment as Reorganization	61
	7.13	Board of Directors of Parent After the Effective Time	61
	7.14	Parent Consent as Sole Stockholder of Merger Sub	62
	7.15	Repayment of Debt	62
8.	CONDITIONS PRECEDENT		62
	8.1	Conditions to Each Party’s Obligation to Effect the Merger	62
	8.2	Conditions to Obligations of Parent and Merger Sub	63
	8.3	Conditions to Obligations of the Company	64
9.	TERMINATION AND AMENDMENT		65
	9.1	Termination	65
	9.2	Effect of Termination	67
	9.3	Amendment	69
	9.4	Extension; Waiver	69
10.	GENERAL PROVISIONS		69
	10.1	Nonsurvival of Representations, Warranties and Agreements	69
	10.2	Expenses	70
	10.3	Notices	70
	10.4	Interpretation; Construction	71
	10.5	Counterparts; Delivery	71
	10.6	Entire Agreement	71
	10.7	Specific Performance	72
	10.8	Governing Law; Venue	72
	10.9	Severability	73
	10.10	Publicity	73
	10.11	Assignment; Third Party Beneficiaries	74
	10.12	Waiver of Jury Trial	74

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Index of Defined Terms
Page

Acceptable Confidentiality Agreement	57
Adjusted Exercise Price	4
Adjusted Option Shares	4
Affiliate	7
Agreement	1
Alternative Acquisition Agreement	55
Alternative Financing	59
Alternative Proposal	57
Bankruptcy and Equity Exceptions	12
Borrower	38
Business Day	2
Capitalization Date	10
Certificate	3
Certificate of Incorporation	2
Certificate of Merger	2
Claim	51
Closing	2
Closing Date	2
Closing Date Parent Stock Price	5
Code	8
Company	1
Company Benefit Plans	17
Company Board	11
Company Common Stock	3
Company Common Stock Holder	6
Company Contract	19
Company Designee	61
Company Disclosure Schedule	8
Company Equity Awards	5
Company Material Adverse Effect	9
Company Option	4
Company Performance Award	5
Company Personal Information	18
Company Preferred Stock	10
Company Privacy Policy	18
Company Recommendation	11
Company Recommendation Change	55
Company Related Party	73
Company Required Vote	11
Company RSA	5
Company SEC Reports	13
Company Stock Plans	10
Company Stockholder Meeting	46

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Company Termination Fee	67
Confidentiality Agreement	46
Consent	12
Continuing Employees	49
D&O Insurance	52
Debt Commitment Letter	38
Debt Financing	38
Debt Payment Expenses	62
Delaware Secretary	2
DGCL	1
Dissenting Shares	4
Effective Time	2
Environmental Laws	22
Equity Award Consideration	5
ERISA	16
ERISA Affiliate	17
Exchange Act	13
Exchange Agent	5
Exchange Ratio	3
Excluded Shares	3
Expenses	52
FCC	12
Fiduciary Change	57
Financing Agreements	59
Financing Documents	59
Financing Sources	38
Funded Debt	62
GAAP	9
Governmental Entity	12
HSR Act	12
Indemnified Parties	50
Intellectual Property Rights	23
Knowledge of the Company	15
Knowledge of the Parent	30
Leased Real Property	21
Licenses	23
Liens	11
Merger	1
Merger Consideration	3
Merger Sub	1
MUFG	38
Option Consideration	4
Outside Date	65
Owned Real Property	21
Parent	1
Parent Benefit Plan	33

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Parent Board	28
Parent Capitalization Date	27
Parent Contract	35
Parent Credit Agreement	35
Parent Disclosure Schedule	25
Parent Intellectual Property Rights	37
Parent Licenses	37
Parent Material Adverse Effect	26
Parent Personal Information	34
Parent Plans	49
Parent Privacy Policy	34
Parent Recommendation	28
Parent Registration Statement	44
Parent Required Vote	28
Parent SEC Reports	29
Parent Stock	3
Parent Stock Issuance	44
Parent Stock Plans	27
Parent Stockholder Meeting	46
Parent Termination Fee	67
Performance Award Consideration	5
Permits	8
Permitted Liens	21
Person	7
Proxy Statement/Prospectus	44
Qualifying Transaction	67
Regulatory Law	48
Representatives	45
SEC	8
Securities Act	13
State Regulators	12
Subsidiary	9
Superior Proposal	57
Surviving Company	2
Tax Return	16
Taxes	16
Termination Date	65

-iii-

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of December 3, 2016 (as amended, supplemented or otherwise modified from time to time, and together with all exhibits and schedules hereto, this “Agreement”), is entered into by and among Consolidated Communications Holdings, Inc., a Delaware corporation (“Parent”), FairPoint Communications, Inc., a Delaware corporation (the “Company”), and Falcon Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).
WHEREAS, the respective Boards of Directors of each of the Company, Parent and Merger Sub have approved the acquisition of the Company by Parent through the statutory merger of Merger Sub with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Merger”) upon the terms and subject to the conditions of this Agreement;
WHEREAS, the parties hereto intend that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code;
WHEREAS, the Board of Directors of the Company has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable for and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, and (c) resolved, subject to the terms of this Agreement, to recommend that the Company’s stockholders adopt this Agreement and approve the transactions contemplated hereby, including the Merger;
WHEREAS, the Board of Directors of Parent has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable for and in the best interests of Parent and its stockholders, (b) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, and (c) resolved, subject to the terms of this Agreement, to recommend that Parent’s stockholders approve the Parent Stock Issuance in connection with the Merger; and
WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions to the Merger;
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1.THE MERGER
1.1    The Merger. Upon the terms and subject to the conditions of this Agreement, in accordance with the Delaware General Corporation Law (“DGCL”), at the Effective Time, Merger Sub shall merge with and into the Company, whereupon the separate corporate existence of Merger

Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Company”). The parties to this Agreement agree to report the Merger for any and all federal and state income tax reporting purposes as a “reorganization” within the meaning of Section 368(a)(2)(E) of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).
1.2    Effective Time    . The Merger shall become effective as set forth in a certificate of merger executed and acknowledged in accordance with, and otherwise satisfying, the applicable requirements of the DGCL (the “Certificate of Merger”), which shall be duly executed by the Company and Merger Sub and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) on the Closing Date or as soon thereafter as practicable. As used herein, the term “Effective Time” shall mean the date and time when the Merger becomes effective as provided by the Certificate of Merger and otherwise in accordance with applicable law.
1.3    Closing of the Merger. Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) will take place (a) at the offices of Schiff Hardin LLP, 233 South Wacker Drive, Suite 6600, Chicago, Illinois, at 7:00 a.m., Central Time, on the date that is the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Section 8 hereof, other than conditions which by their terms are to be satisfied at the Closing, or (b) such other location, date or time as the parties may mutually agree (the “Closing Date”). For purposes of this Agreement, a “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which the office of the Delaware Secretary is closed.
1.4    Certificate of Incorporation. The Ninth Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”), as in effect immediately prior to the Effective Time, shall at the Effective Time be amended and restated to read as set forth in Exhibit A hereto and as so amended and restated shall be the Certificate of Incorporation of the Surviving Company, until thereafter amended in accordance with applicable law and such Certificate of Incorporation.
1.5    Bylaws. At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable law and such bylaws.
1.6    Board of Directors; Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company, each to hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Company and applicable law. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company, each to hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Company and applicable law.

2.    EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS
2.1    Conversion of Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holder of any of the shares of Company Common Stock, Parent Stock or any capital stock of Merger Sub:
(a)    All shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) held in treasury or owned directly by the Company, any Subsidiary of the Company, Merger Sub or Parent (other than shares in trust accounts, managed accounts and the like or shares held in satisfaction of a debt previously contracted) shall be cancelled and retired and shall not represent capital stock of the Surviving Company and shall not be exchanged for the Merger Consideration. Shares of Company Common Stock that are canceled and retired pursuant to this Section 2.1 are hereinafter referred to as the “Excluded Shares”; and
(b)    Each share of Company Common Stock (other than Excluded Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive 0.7300 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Stock”), subject to adjustment in accordance with Section 2.1(d) (such per share amount, together with any cash in lieu of fractional shares of Parent Stock to be paid pursuant to Section 2.1(c), is hereinafter referred to as the “Merger Consideration”). Effective as of the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of certificates or evidence of shares in book-entry form which immediately prior to the Effective Time evidenced shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon surrender of such Certificate in accordance with Section 3.2.
(c)    No Fractional Shares. No fractional shares of Parent Stock shall be issued in respect of shares of Company Common Stock that are to be converted in the Merger into the right to receive shares of Parent Stock. Each holder of a Certificate (other than holders of Certificates representing Excluded Shares) shall be entitled to receive in lieu of any fractional share of Parent Stock to which such holder would otherwise have been entitled pursuant to Section 2.1(b) an amount in cash (without interest), rounded to the nearest whole cent, equal to the product obtained by multiplying (i) the fractional share of Parent Stock to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time) by (ii) the last reported sale price of Parent Stock on the NASDAQ Global Select Market (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by the Company and Parent) on the last complete trading day prior to the date of the Effective Time.
(d)    Adjustments. If, on or after the date of this Agreement and prior to the Effective Time, Parent splits, combines into a smaller number of shares, or issues by reclassification any shares of Parent Stock, then the Merger Consideration and any dependent items shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent item, as applicable, subject to further adjustment in accordance with this sentence.
2.2    Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who has made a demand for appraisal of such shares in accordance with Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive the Merger Consideration in accordance with Section 2.1, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. If any Dissenting Shares shall lose their status as such (through failure to perfect appraisal rights under Section 262 of the DGCL or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive the Merger Consideration in accordance with Section 2.1, without interest thereon.
2.3    Treatment of Restricted Stock, Options and Other Stock-Based Awards.
(a)    As of the Effective Time, each option to purchase shares of Company Common Stock or other right to purchase Company Common Stock under any Company Stock Plan (each, a “Company Option”), to the extent outstanding and unexercised immediately prior thereto, shall become fully vested and shall, without any action on the part of any holder thereof, be automatically canceled in exchange for the right to receive, as soon as reasonably practicable following the Effective Time, that number of shares of Parent Stock as is equal to (i) the product of (A) the Adjusted Option Shares, multiplied by (B) the difference of (1) the Closing Date Parent Stock Price, minus (2) the Adjusted Exercise Price, divided by (ii) the Closing Date Parent Stock Price (the “Option Consideration”); provided, however, that in the event that the Adjusted Exercise Price of any Company Option is equal to or greater than the Closing Date Parent Stock Price, such Company Option shall be canceled and no Option Consideration shall be payable in respect of such Company Option. As used in this Section 2.3(a):
(i)    The term “Adjusted Exercise Price” shall mean, with respect to each Company Option, the quotient of (A) the exercise price set forth in such Company Option, in each case as adjusted to the date of such calculation in accordance with the terms of such Company Option, divided by (B) the Exchange Ratio.
(ii)    The term “Adjusted Option Shares” shall mean, with respect to each Company Option, the product of (A) the number of shares of Company Common Stock underlying such Company Option, in each case as adjusted to the date of such calculation in accordance with the terms of such Company Option, multiplied by (B) the Exchange Ratio.

(iii)    The term “Closing Date Parent Stock Price” shall mean the per share closing price for Parent Stock as reported on the NASDAQ Global Select Market on the trading day immediately preceding the Closing Date.
(b)    As of the Effective Time, each performance award granted under any Company Stock Plan (each, a “Company Performance Award” and, collectively with the Company Options, the “Company Equity Awards”), to the extent outstanding immediately prior thereto, shall become fully vested (at the 100% level) and shall, without any action on the part of any holder thereof, be automatically canceled in exchange for the right to receive, as soon as reasonably practicable following the Effective Time, that number of shares of Parent Stock as is equal to the product of (i) the number of shares of Company Common Stock underlying such Company Performance Award, multiplied by (ii) the Exchange Ratio (collectively, the “Performance Award Consideration” and, together with the Option Consideration, the “Equity Award Consideration”).
(c)    As of the Effective Time, each restricted share award granted under any Company Stock Plan (each, a “Company RSA”), to the extent outstanding and subject to vesting or forfeiture conditions (whether time-based or performance-based), shall become fully vested or released from such forfeiture conditions as of the Effective Time and shall be treated as a share of Company Common Stock for all purposes of this Agreement.
2.4    Legal Entity Restructuring. If, on or after the date of this Agreement and prior to the Effective Time, Parent provides written notice to the Company of a proposed internal restructuring plan for the Company and its subsidiaries, Parent and the Company agree to reasonably cooperate and participate in the analysis, development and implementation of the plan. The Company shall not be required to take any action with respect to such plan that would adversely affect the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code or have an adverse tax or economic effect on the Company or its shareholders or optionholders for a taxable period prior to or including the Effective Time, or have the effect of materially delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the transactions contemplated by this Agreement.
3.    EXCHANGE OF CERTIFICATES FOR MERGER CONSIDERATION
3.1    Delivery of the Merger Consideration. Prior to the Effective Time (and, with respect to Parent Stock, from time to time after the Effective Time, as applicable), Parent shall deposit with the Exchange Agent, pursuant to an agreement providing for the matters set forth in this Section 3.1 and such other matters as may be appropriate and the terms of which shall be mutually acceptable to Parent and the Company, an amount in cash and certificates representing shares of Parent Stock sufficient to effect the conversion of each share of Company Common Stock (other than Excluded Shares) into the Merger Consideration pursuant to this Agreement.
3.2    Exchange Procedures.
(a)    Promptly after the execution of this Agreement, Parent shall designate and appoint Computershare Trust Company, N.A. or an Affiliate thereof to act as exchange agent hereunder (the “Exchange Agent”) for the purpose of exchanging Certificates.

(b)    Promptly after the Effective Time, but in any event not more than five (5) Business Days after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record as of immediately prior to the Effective Time of shares of Company Common Stock (each such holder, a “Company Common Stock Holder”), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate representing any shares of Company Common Stock held by such Company Common Stock Holder shall pass, only upon delivery of the completed letter of transmittal and such Certificate to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company shall mutually agree) and (ii) instructions for use in effecting the surrender of each such Certificate in exchange for the total amount of Merger Consideration that such Company Common Stock Holder is entitled to receive in exchange for such holder’s shares of Company Common Stock in the Merger pursuant to this Agreement. From and after the Effective Time, until surrendered as contemplated by this Section 3.2, each Certificate representing shares of Company Common Stock held by a Company Common Stock Holder shall be deemed to represent only the right to receive the total amount of Merger Consideration to which such Company Common Stock Holder is entitled in exchange for such shares of Company Common Stock as contemplated by Section 2.
(c)    Upon surrender by a Company Common Stock Holder to the Exchange Agent of all Certificates representing such holder’s shares of Company Common Stock, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, each Company Common Stock Holder shall be entitled to receive in exchange therefor (and the Exchange Agent shall mail to such Company Common Stock Holder within ten (10) Business Days following such surrender): (i) a certificate (or certificates in the aggregate) representing the number of whole shares of Parent Stock into which such holder’s shares of Company Common Stock represented by such holder’s properly surrendered Certificates were converted in accordance with Section 2, and such Certificates so surrendered shall be forthwith cancelled, and (ii) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Section 3.7) equal to (A) the amount of cash in lieu of a fractional share of Parent Stock to be paid pursuant to Section 2.1(c)), if any, into which such holder’s shares of Company Common Stock represented by such holder’s properly surrendered Certificates were converted in accordance with Section 2, plus (B) any cash dividends and other distributions that such holder has the right to receive pursuant to Section 3.3.
3.3    Dividends and Distributions. No dividends or other distributions with respect to shares of Parent Stock shall be paid to the holder of any unsurrendered Certificate until such Certificate is surrendered as provided in this Section 3, but provided that, to the extent that any such dividends or distributions are declared with a record date on or after the Effective Time, such dividends or distributions shall accrue for the account of such holder to be paid as provided in this Section 3.3. Subject to the effect of applicable Laws, following such surrender, there shall be paid, without interest, to the record holder of the shares of Parent Stock issued in exchange for shares of Company Common Stock represented immediately prior to the Effective Time by such Certificate (i) when any payment or distribution of a certificate representing any share(s) of Parent Stock is made to such holder pursuant to Section 3.2(b) or (c), all dividends and other distributions payable in respect of such Parent Stock with a record date on or after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) on the appropriate payment date, the dividends or other distributions payable with respect to such Parent Stock with a record date after the Effective Time but prior to surrender and with a payment date subsequent to such surrender. For purposes of dividends and other distributions in respect of Parent Stock, all shares of Parent Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.
3.4    Transfer Books; No Further Ownership Rights in Shares. After the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. After the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares, except the right to receive the Merger Consideration and such dividends and other distributions on or in respect of Parent Stock as provided herein or as otherwise provided by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in Section 2.
3.5    Termination of Fund; No Liability. At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to Parent (i) certificates representing shares of Parent Stock and (ii) cash held by the Exchange Agent for payments in lieu of fractional shares of Parent Stock, in each case, not delivered to holders of Certificates. Thereafter, holders of Certificates shall be entitled to look only to Parent, which shall thereafter act as the Exchange Agent (subject to abandoned property, escheat or other similar Laws), as general creditors of Parent with respect to the delivery of the Merger Consideration (including payment of cash in lieu of fractional shares of Parent Stock). None of Parent, the Surviving Company and the Exchange Agent shall be liable to any Person (as defined below) for any Merger Consideration delivered to a public official pursuant to any abandoned property, escheat or similar Law. For purposes of this Agreement, “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.
3.6    Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit attesting to that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent or the Surviving Company, the delivery by such Person of a bond (in such amount as Parent or the Surviving Company may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Company on account of the alleged loss, theft or destruction of such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate a certificate representing shares of Parent Stock and/or pay the cash in lieu of any fractional share of Parent Stock to which such holder is entitled, which constitute the total amount of Merger Consideration deliverable in respect of such Certificate as determined in accordance with Section 2.
3.7    Withholding Taxes. Parent or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration, the Equity Award Consideration and any other amounts payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock or Company Equity Awards such amounts as the Company, Parent, or any affiliate (as defined under the Exchange Act (an “Affiliate”)) thereof, or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Parent or the Exchange Agent and paid over to the appropriate taxing authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock or Company Equity Awards in respect of whom such deduction and withholding were made by Parent or the Exchange Agent.
3.8    Adjustments to Prevent Dilution. Without limiting the other provisions of the Agreement, in the event that the Company changes the number of shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration and the Equity Award Consideration shall be equitably adjusted to eliminate the effect of such change on the Merger Consideration.
4.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in (a) the Company’s filings with the Securities and Exchange Commission (the “SEC”) required by the Securities Act or the Exchange Act (excluding any disclosures set forth in any section of any such report entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking in nature) or (b) in the disclosure schedule of the Company delivered to Parent concurrently herewith (the “Company Disclosure Schedule”) (with specific reference to the section of this Agreement to which the information stated in such Company Disclosure Schedule relates; provided that (i) disclosure in any section of such Company Disclosure Schedule shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable or relevant to such other Section and (ii) the mere inclusion of an item in such Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to result in a Company Material Adverse Effect), the Company hereby represents and warrants to Parent and Merger Sub as follows:
4.1    Corporate Organization.
(a)    Each of the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of the good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Subsidiaries, where the failure to be so organized, existing or in good standing, would not reasonably be expected to result in a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries has all requisite corporate or limited liability company power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority or possess Permits, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, would not reasonably be expected to result in a Company Material Adverse Effect. As used in this Agreement, the term “Company Material Adverse Effect” means (i) a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole or (ii) a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Company Material Adverse Effect has occurred, there shall be excluded any effect on the Company or its Subsidiaries relating to or arising in connection with (A) any adverse change, effect, event or occurrence, state of facts or developments to the extent the public announcement or the pendency of this Agreement or the transactions contemplated hereby or any actions required to be taken (or refrained from being taken) in compliance herewith or otherwise with the consent of the other party hereto, including the impact thereof on the relationships of the Company or any of its Subsidiaries with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom the Company or any of its Subsidiaries has any relationship and including any litigation brought by any stockholder of the Company in connection with the transactions contemplated hereby, (B) any failure by the Company to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof (it being understood that this clause (B) does not and shall not be deemed to apply to the underlying cause or causes of any such failure), (C) any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable or potentially applicable to the industries in which the Company or its Subsidiaries operate, (D) changes generally affecting the industries in which the Company or its Subsidiaries operate that are not specifically related to the Company and its Subsidiaries and do not have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, (E) changes in general economic conditions or political conditions, or in the financial, credit or securities markets in general (including changes in the prevailing interest rates, exchange rates or stock, bond and/or debt prices) in the United States, in any region thereof, or in any non-U.S. or global economy that do not have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, (F) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster, or (G) changes in the market price or trading volume of the Company Common Stock on NASDAQ (it being understood that this clause (G) does not and shall not be deemed to apply to the underlying cause or causes of any such changes). As used herein, “Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or any other entity that is consolidated with such Person for financial reporting purposes.
(b)    The copies of the Certificate of Incorporation and Bylaws of the Company, and similar organizational documents of each its Subsidiaries, which, except as set forth in Section 4.1(b) of the Company Disclosure Schedule, have previously been made available to Parent are true, complete and correct copies of such documents as in effect as of the date of this Agreement. For purposes of this Agreement, all documents and other information posted in the online data room established by the Company prior to the date hereof shall be deemed to have been made available to Parent and Merger Sub.
(c)    The minute books of the Company and each of its Subsidiaries, which, except as set forth in Section 4.1(c) of the Company Disclosure Schedule, have been previously made available to Parent contain true, complete and correct records in all material respects of all meetings and other material corporate actions held or taken since January 24, 2011 of their respective stockholders, members, partners or other equity holders and the Boards of Directors or other governing bodies (including committees of their respective Boards of Directors or other governing bodies) through the date hereof.
4.2    Capitalization.
(a)    The authorized capital stock of the Company consists of 40,000,000 shares, consisting of 37,500,000 shares of Common Stock, par value $0.01 per share, and 2,500,000 shares of Preferred Stock, par value $0.01 per share (the “Company Preferred Stock”). As of the close of business on December 2, 2016 (the “Capitalization Date”), there were 27,073,676 shares of Company Common Stock outstanding and no shares of the Company Preferred Stock outstanding. As of the close of business on the Capitalization Date, no shares of Company Common Stock were reserved or to be made available for issuance, except as set forth in Section 4.2(a) of the Company Disclosure Schedule. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except (i) as set forth in Section 4.2(a) of the Company Disclosure Schedule, (ii) pursuant to any cashless exercise provisions of any Company Options or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover tax withholding obligations under the Company’s stock plans and arrangements set forth in Section 4.2(a) of the Company Disclosure Schedule (collectively, and in each case as the same may be amended to the date hereof, the “Company Stock Plans”), and (iii) as set forth elsewhere in this Section 4.2(a), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale, repurchase, redemption or issuance of any shares of Company Common Stock or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of the Company capital stock (including any rights plan or agreement). Section 4.2(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of the aggregate number of shares of Company Common Stock issuable upon the exercise of each stock option or subject to each restricted stock award granted under the Company Stock Plans that was outstanding as of the Capitalization Date and the exercise price for each such stock option. Since the Capitalization Date, the Company has not (i) issued or repurchased any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than upon the exercise of employee stock options granted prior to such date and disclosed in this Section 4.2(a) or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover tax withholding obligations under the Company Stock Plans, or (ii) issued or awarded any options, restricted shares or other equity-based awards under the Company Stock Plans.

(b)    Section 4.2(b) of the Company Disclosure Schedule lists the name, jurisdiction of organization, authorized and outstanding shares of capital stock and record and beneficial owners of such capital stock for each Subsidiary of the Company. Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries own, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable for, any equity or similar interest in, any corporation, partnership, joint venture or other similar business association or entity (other than its wholly owned Subsidiaries), with respect to which securities the Company or any of its Subsidiaries has invested (and currently owns) or is required to invest $5,000,000 or more. Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of the Company’s Subsidiaries free and clear of any liens, charges, encumbrances, adverse rights or claims and security interests whatsoever (“Liens”), and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except as set forth on Section 4.2(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, repurchase, sale, redemption or issuance of any shares of capital stock or any other equity security of any Subsidiary of the Company or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary. There are no restrictions on the Company with respect to voting the stock of any Subsidiary of the Company.
4.3    Authority; No Violation.
(a)    The Company has all requisite corporate power and corporate authority to execute and deliver this Agreement and, subject to receipt of the Company Required Vote and the accuracy of the representations and warranties of Parent and Merger Sub set forth in this Agreement, to consummate the transactions contemplated hereby. The Board of Directors of the Company (the “Company Board”) at a duly held meeting has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iii) approved the execution and delivery of this Agreement, and (iv) subject to Section 7.7, resolved to recommend that the stockholders of the Company approve this Agreement and the transactions contemplated hereby, including the Merger (the recommendation contemplated by this clause (iv) being referred to as the “Company Recommendation”), and directed that such matter be submitted for consideration by the Company’s stockholders at the Company Stockholder Meeting. None of the aforesaid actions by the Company Board has been amended, rescinded or modified as of the date of this Agreement. Except for the approval of this Agreement by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote (the “Company Required Vote”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally (the “Bankruptcy and Equity Exceptions”).
(b)    Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, including the Merger, will (i) violate any provision of the Certificate of Incorporation or Bylaws of the Company or any of the similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained or made, and except as set forth in Section 4.3(b) of the Company Disclosure Schedule, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, or require redemption or repurchase or otherwise require the purchase or sale of any securities under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or other events which, either individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.
4.4    Consents and Approvals. No consent, approval, clearance, waiver, Permit or order (“Consent”) of or from, or filings or registrations with, any federal, national, state, provincial or local government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization of competent jurisdiction (each a “Governmental Entity”) or with any third Person are necessary in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, including the Merger, except for (a) any notices required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) the Consents from, or registrations, declarations, notices or filings made to or with the Federal Communications Commission (the “FCC”) or any Governmental Entity (including any state or local public service or public utilities commission or other similar state or local regulatory bodies (collectively, the “State Regulators”) and local cable franchise authorities) (other than with respect to securities, antitrust, competition, trade regulation or similar laws), in each case as may be required in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and are required with respect to mergers, business combinations or changes in control of telecommunications companies generally, (c) the filing with the SEC of the Proxy Statement/Prospectus, as well as any other filings required to be made with the SEC pursuant to the Securities Act or the Exchange Act, (d) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and (e) except as set forth in Section 4.4(e) of the Company Disclosure Schedule, other consents or approvals of, or filings or registrations with, Governmental Entities or third parties, the failure of which to be obtained or made would not be reasonably expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

4.5    SEC Filings. The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2014 (collectively, the “Company SEC Reports”). None of the Company’s Subsidiaries is required to file or furnish reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Exchange Act”). Each of the Company SEC Reports, as amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”) and the Exchange Act, each as in effect on the date so filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing). None of the Company SEC Reports contained, when filed or, if amended or supplemented prior to the date hereof, as of the date of such amendment or supplement, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Reports is subject to ongoing SEC review.
4.6    Financial Statements.
(a)    Each of the financial statements included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable), after giving effect to any restatements made by the Company prior to the date of this Agreement, fairly present in all material respects (subject, in the case of the unaudited statements, to normal recurring adjustments, none of which would be reasonably expected to result in, individually or in the aggregate, a Company Material Adverse Effect) the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such financial statements (including the related notes, where applicable), after giving effect to any restatements made by the Company prior to the date of this Agreement, complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes, where applicable) has been prepared in accordance with GAAP, as in effect on the date or for the period with respect to which such principles are applied, in all material respects consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.
(b)    The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6(b). The Company (i) has established and maintains disclosure controls and procedures (as defined in Rule 13a‑15(e) of the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act), including to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.
(c)    From January 1, 2014 to the date of this Agreement, (i) neither the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company (as defined below), any director, officer, auditor, accountant or representative of the Company or any of the Subsidiaries of the Company has received any written complaint, allegation, assertion or claim that the Company or any of the Subsidiaries of the Company has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls relating to the Company and the Subsidiaries of the Company, taken as a whole, and (ii) no attorney representing the Company or any Subsidiary of the Company has made a report to the Company’s chief legal officer, chief executive officer or Board of Directors (or any committee thereof) pursuant to the SEC’s Standards of Professional Conduct for Attorneys (17 CFR Part 205).
4.7    Broker’s Fees. Except for the Company’s engagement of Evercore Group L.L.C., neither the Company nor any of its Subsidiaries, nor any of their respective officers or directors on behalf of the Company or any of the Company’s Subsidiaries, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.
4.8    Absence of Certain Changes or Events.
(a)    Except as set forth in Section 4.8(a) of the Company Disclosure Schedule, since September 30, 2016, no event has occurred which has had or would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
(b)    Except as set forth in Section 4.8(b) of the Company Disclosure Schedule or as contemplated by this Agreement or permitted under Section 6.2, since September 30, 2016,

the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.
4.9    Legal Proceedings.
(a)    Except as set forth in Section 4.9(a)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature (i) against the Company or any of its Subsidiaries that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement. “Knowledge of the Company” means the actual knowledge of the directors and executive officers of the Company listed in Section 4.9(a)(ii) of the Company Disclosure Schedule, in each case without such individual being obligated to conduct any special inquiry or investigation into the affairs or records of the Company. The directors and executive officers of the Company listed in Section 4.9(a)(ii) of the Company Disclosure Schedule shall not be deemed to have knowledge (actual, constructive or otherwise) of any fact, event, condition or occurrence known or deemed to be known by any other Person other than as expressly set forth in the foregoing sentence.
(b)    As of the date of this Agreement, except as set forth in Section 4.9(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries or any of their businesses or properties are subject to or bound by any injunction, order, judgment, decree or regulatory restriction of any Governmental Entity specifically imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries which would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
4.10    Taxes. Except as set forth in Section 4.10 of the Company Disclosure Schedule:
(a)    (i) Each of the Company and its Subsidiaries has (A) duly and timely filed (including pursuant to applicable extensions granted without penalty) all material Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (B) paid in full all Taxes shown as due on such Tax Returns; (ii) no material deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which deficiencies have not since been resolved; and (iii) there are no material Liens for Taxes upon the assets of either the Company or its Subsidiaries except for statutory liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which reserves adequate in accordance with GAAP have been provided.
(b)    Since January 1, 2012, neither the Company nor any of its Subsidiaries (i) has been a member of an “affiliated group” (other than a group the common parent of which is the Company) filing a consolidated federal income tax return, or (ii) has had any liability for Taxes of any Person (other than the Company and its Subsidiaries) arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or non-U.S. law.

(c)    Since January 1, 2012, no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) has been entered into by or with respect to the Company or any of its Subsidiaries.
(d)    Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two (2) years prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.
(e)    Neither the Company nor any of its Subsidiaries has granted any waiver of any federal, state, local or non-U.S. statute of limitations with respect to, or granted any extension of a period of time for the assessment of, any Tax, which waiver or extension has not since expired.
(f)    Neither the Company nor any of its Subsidiaries has “participated”, within the meaning of Treasury Regulations Section 1.6011-4(c)(3), in any of the transactions described in Treasury Regulations Section 1.6011-4(b)(2), (3), (4), (5) or (6).
(g)    Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that prevents, or would reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(h)    As used herein, “Taxes” shall mean all taxes, levies or other assessments imposed by any United States federal, state, local or non-U.S. taxing authority, including income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other similar taxes, including any interest or penalties attributable thereto.
(i)    As used herein, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) required to be filed with any taxing authority with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments or supplements to any of the foregoing.
4.11    Employee Benefit Plans.
(a)    Section 4.11(a) of the Company Disclosure Schedule sets forth a true and complete list or description of each employee welfare benefit plan and employee pension benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Sections 3(1) and 3(2), each other material compensation, consulting, employment or collective bargaining agreement, each stock option, stock purchase, stock appreciation right, other stock based, life, health, disability or other insurance or benefit, bonus, deferred or incentive compensation, severance or separation, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees or former employees of the Company or the Subsidiaries which the Company or the Subsidiaries maintain or are required to contribute to as of the date of this Agreement (or, with respect to any “employee pension benefit plan,” as defined under Section 3(2) of ERISA, has maintained or contributed to in the last six years)

(collectively, the “Company Benefit Plans”). Copies of the Company Benefit Plan documents (and, if applicable, related trust or funding agreements, insurance policies and service provider agreements) and all amendments thereto and written descriptions if not reduced to a written document have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) required to be filed, the most recent summary plan description and the most recent IRS determination letter or opinion letter issued with respect to any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code.
(b)    Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, neither the Company nor any entity treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) currently maintains or is required to contribute to any Company Benefit Plan that (i) is a “multiemployer plan” as defined in Sections 3(37) of ERISA, (ii) is subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii) is a “welfare benefit plan” as defined in Section 3(1) of ERISA that provides for post-retirement medical, life insurance or other welfare-type benefits to any former employees of the Company (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state law regarding medical continuation coverage), (iv) is a “multiple employer plan” as defined in Section 413(c) of the Code or (v) is a “multiple employer welfare arrangement” within the meaning of 3(40)(A) of ERISA.
(c)    The Company Benefit Plans and their related trusts intended to qualify under Sections 401(a) and 501(a) of the Code are subject to a favorable determination or opinion letter from the IRS (or are entitled to rely on such a letter issued to the provider of a master, prototype, volume submitter or similar plan) and, to the Knowledge of the Company, nothing has occurred that is expected to result in the revocation of such qualified status by the IRS, except where the failure to so comply would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
(d)    The Company Benefit Plans have been maintained and administered in all material respects in accordance with their terms and applicable laws, except where the failure to so comply would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, it being understood that it shall not be a breach of this representation or any other representation in this Agreement if as a result of the transactions contemplated by this Agreement (or otherwise on or after the date of this Agreement) any pension plan is required to be funded or terminated.
(e)    As of the date of this Agreement, there are no material suits, actions, disputes, claims (other than routine claims for benefits) or arbitrations, or any audits, examinations or administrative proceedings before any Governmental Entity pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan or any related trust or other funding medium thereunder or with respect to the Company in its capacity as the plan sponsor or fiduciary thereof, and no Company Benefit Plan is currently the subject of a submission under IRS Employee Plans Compliance Resolution System, nor under the Department of Labor’s Delinquent Filer Voluntary Compliance Program, and the Company does not anticipate any such submission of any

Company Benefit Plan, in each case which would reasonably be expected to result in a Company Material Adverse Effect.
(f)    All contributions required to be made under the terms of any Company Benefit Plan, or applicable law, with respect to any period ending prior to the date of this Agreement have been paid or have been timely accrued on the audited financial statements to the extent required by GAAP, and none of the Company Benefit Plans has any material unfunded liabilities as of the date of this Agreement that are not so reflected in such audited financial statements.
4.12    Compliance With Applicable Law.
(a)    Except as set forth in Section 4.12(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to, and have complied with and are not in violation in any material respect under, any applicable law, statute, order, rule or regulation of any Governmental Entity relating to the Company or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such non-compliance or violation would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received written notice of any violations of any of the above which, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.
(b)    The Company and each of its Subsidiaries (i) is and during the past five years has in compliance with (A) all written policies of the Company and each of its Subsidiaries pertaining to the logical and physical security of electronic data stored or used by the Company or any of its Subsidiaries (the “Company Privacy Policy”), and (B) all applicable laws pertaining to privacy, data protection, user data or Company Personal Information; and (ii) has implemented and maintained commercially reasonable administrative, technical and physical safeguards to protect such Company Personal Information against unauthorized access and use, in each case of clause (i) and (ii) except as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect. There has been no loss, damage or unauthorized access, disclosure, use or breach of security of Company Personal Information maintained by or on behalf of the Company or any of its Subsidiaries, except in each case as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect. No Person (including any Governmental Entity) has made any written claim or commenced any action with respect to unauthorized access, disclosure or use of Company Personal Information maintained by or on behalf of any of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect. None of (1) the execution, delivery, or performance of this Agreement or (2) the consummation of any of the transactions contemplated by this Agreement, including the Merger, will violate any Company Privacy Policy or any law pertaining to privacy, data protection user data or Company Personal Information, except in each case as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect. “Company Personal Information” means all data or information controlled, owned, stored, used or processed by the Company or any of its Subsidiaries relating to an identified or identifiable customer or natural person (such as name, postal address, email address, telephone number, date of birth, Social Security number (or its equivalent), driver’s license number, account number, personal identification number, health or medical information (or any other unique identifier or one or more factors specific to the Person’s physical, physiological, mental, economic or social identity), whether such information is in individual or aggregate form and regardless of the media in which it is contained.
(c)    Since January 24, 2011, the Company has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing standards of the NASDAQ Stock Market, including those related to corporate governance.
4.13    Certain Contracts.
(a)    Except as set forth in Section 4.13(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which restricts the rights of the Company or any of its Subsidiaries to compete in any material respect in any line of business in any geographic area or with any Person, or which requires exclusive referrals of business or requires the Company or any of its Subsidiaries to offer specified products or services to their customers on an exclusive basis, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) which relates to the incurrence of indebtedness (other than capital leases) in the principal amount of $15,000,000 or more, except as may be incurred in connection with the Company’s revolving credit line or the issuance of letters of credit, in each case, pursuant to that certain Credit Agreement, dated as of February 14, 2013, among the Company, the lenders party thereto from time to time, and Morgan Stanley Senior Funding, Inc. as administrative agent, (v) which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company or its Subsidiaries, (vi) which involves the purchase of assets, other than in the ordinary course of business, with a purchase price of $3,000,000 or more in any single case or $12,000,000 in all such cases, or (vii) which involves the sale of assets, other than in the ordinary course of business, with a purchase price of $1,500,000 or more in any single case or $8,000,000 in all such cases. Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a), whether or not publicly disclosed in the Company SEC Reports filed prior to the date hereof or set forth in Section 4.13(a) of the Company Disclosure Schedule, is referred to herein as a “Company Contract”, and neither the Company nor any of its Subsidiaries has received written notice of any material violation of a Company Contract by any of the other parties thereto. The Company has made available to the Parent (which requirement may be satisfied by posting such information in the online data room established by the Company prior to the date hereof) all contracts which involved payments by the Company or any of its Subsidiaries in fiscal year 2016 of more than $5,000,000 or which could reasonably be expected to involve payments during fiscal year 2017 of more than $5,000,000 other than any such contract that is terminable at will on one-hundred twenty (120) days or less notice without payment of a penalty in excess of $5,000,000, other than any contract entered into on or after the date hereof that is permitted under the provisions of Section 6.2.

(b)    Except as set forth in Section 4.13(b) of the Company Disclosure Schedule, (i) each Company Contract is valid and binding on the Company and in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the Knowledge of the Company, is valid and binding on the other parties thereto, in each case, as enforceability may be limited by the Bankruptcy and Equity Exceptions, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Company Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of the Company or any of its Subsidiaries under any such Company Contract, except, in each case, with respect to the foregoing clauses (i) through (iii) as would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect.
4.14    Undisclosed Liabilities. Except for (a) liabilities that are fully reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (b) liabilities incurred in the ordinary course of business consistent with past practice, (c) liabilities arising under the terms of (but not from any breach or default under) any agreement, contract, commitment, license, permit, lease or other instrument or obligation that is either (x) disclosed in the Company Disclosure Schedule or (y) not required to be so disclosed by the terms of this Agreement (and including any of the foregoing types of instruments or obligations that are entered into or obtained after the date of this Agreement, as long as such action does not result in a breach of this Agreement), (d) liabilities incurred pursuant to or in connection with this Agreement or the transactions contemplated hereby or (e) liabilities that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected in the consolidated balance sheet of the Company.
4.15    Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5, the Company Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby, including the Merger, the restrictions on business combinations set forth in Section 203 of the DGCL. To the Knowledge of the Company, no other state anti-takeover statute or regulation applies to this Agreement or any of the transactions contemplated hereby, including the Merger.
4.16    Company Information    . The information relating to the Company and its Subsidiaries to be provided by the Company for inclusion in the Parent Registration Statement or the Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof as relate only to Parent, Merger Sub or any of their respective Subsidiaries) will comply as to form in all material respects with the Exchange Act.

4.17    Title to Property.
(a)    Real Property. Except as disclosed in Section 4.17(a)(i) of the Company Disclosure Schedule, the Company and its Subsidiaries do not own any material real property (the “Owned Real Property”). All real property and fixtures material to the business, operations or financial condition of the Company and its Subsidiaries are in substantially good condition and repair except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. The Company or a Subsidiary of the Company has good fee simple title to all Owned Real Property specified in Section 4.17(a)(ii) of the Company Disclosure Schedule. Except for Permitted Liens, as of the date of this Agreement, none of the Owned Real Properties specified in Section 4.17(a)(ii) of the Company Disclosure Schedule is subject to any lease, sublease, license or other agreement granting to any Person (other than the Company or any Subsidiary of the Company) any right to the use or occupancy of such Owned Real Property or any part thereof. Except as would not reasonably be expected to result in, in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, there does not exist any condemnation or eminent domain proceeding that affects any Owned Real Property.
(b)    Personal Property. The Company and its Subsidiaries have good and valid title to, or a valid leasehold interest in, or with respect to licensed assets only, a valid license to use, all tangible personal property owned by them on the date hereof, free and clear of all Liens other than Permitted Liens, except where the failure to have such title, valid leasehold or valid license would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect. With respect to personal property used in the business of the Company and its Subsidiaries which is leased rather than owned, neither the Company nor any Subsidiary thereof is in default under the terms of any such lease the loss of which would reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect.
(c)    Leased Property. All material leases of real property and all other leases material to the Company and its Subsidiaries under which the Company or a Subsidiary, as lessee, leases real or personal property (the “Leased Real Property”) are valid and binding in accordance with their respective terms, there is not under such lease any material existing default by the Company or such Subsidiary or, to the Knowledge of the Company, the lessors thereunder, or any event which with notice or lapse of time would constitute such a default, and in the case of real estate leases the Company or such Subsidiary quietly enjoys the premises provided for in such lease except, in each case, as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to result in, in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, there does not exist any condemnation or eminent domain proceeding that affects any Leased Real Property.
(d)    As used herein, “Permitted Liens” means (i) Liens publicly disclosed in the Company SEC Reports filed prior to the date hereof, (ii) Liens disclosed in Section 4.17(d)(ii) of the Company Disclosure Schedule, (iii) Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where the property is located, (iv) such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations, (v) Liens imposed or promulgated by laws with respect to real property and improvements, including zoning regulations, (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business or (vii) Liens that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
4.18    Insurance. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practice (taking into account the cost and availability of such insurance), except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with their insurance policies, including any State Self Insurance program, and are not in default under any of the terms thereof, except for any such non-compliance or default that would not reasonably be expected to result in a Company Material Adverse Effect. Each such policy is outstanding and in full force and effect (other than due to the ordinary expiration of the term thereof), except as set forth on Section 4.18 of the Company Disclosure Schedule. All premiums and other payments due under any such policy have been paid.
4.19    Environmental Liability. Except as set forth in Section 4.19 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice of any legal, administrative, arbitral or other proceedings, claims, actions, causes of action or, to the Knowledge of the Company, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that would reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under common law standards relating to protection of the environment or human health, or under any local, state or federal environmental statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, “Environmental Laws”), which liability or obligation would reasonably be expected to result in a Company Material Adverse Effect. During, or, to the Knowledge of the Company, prior to the period of, (a) its or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (b) its or any of its Subsidiaries’ participation in the management of any property, or (c) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which would reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third Person imposing any material liability or obligation pursuant to or under any Environmental Law that would reasonably be expected to result in a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with all Environmental Laws, including possessing all material permits required for its currently conducted operations under applicable Environmental Laws, except, in each case, for any such non-compliance that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. Notwithstanding any other provision of this Agreement to the contrary (including Section 4.12), the representations and warranties of the

Company in this Section 4.19 constitute the sole representations and warranties of the Company with respect to any matter (including any liability) relating to Environmental Laws.
4.20    Intellectual Property. The Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, trade secrets, designs, domain names, lists, data, databases, processes, methods, schematics, technology, know-how, documentation, and other proprietary intellectual property rights and any such rights in computer programs (collectively, “Intellectual Property Rights”) as used in their business as presently conducted, except where the failure to have the right to use such Intellectual Property Rights, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect. No actions, suits or other proceedings are pending or, to the Knowledge of the Company, threatened that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property Right owned by the Company or any of its Subsidiaries, expect for such infringement, misappropriation or violation that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of the Company in this Section 4.20 constitute the sole representations and warranties of the Company with respect to any matter (including any liability) relating to intellectual property matters.
4.21    Communications Regulatory Matters.
(a)    The Company and each of its Subsidiaries hold (i) all material approvals, authorizations, certificates and licenses issued by the FCC or the State Regulators that are required for the Company and each of its Subsidiary to conduct its business as presently conducted, which approvals, authorizations, certificates and licenses are set forth in Section 4.21(a) of the Company Disclosure Schedule, and (ii) all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any of its Subsidiaries by a Governmental Entity that are required for the Company and each of its Subsidiaries to conduct its business, as presently conducted (clause (i) and (ii) collectively, the “Licenses”).
(b)    Each License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. No License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, or (ii) any pending regulatory proceeding or judicial review before a Governmental Entity, unless such pending regulatory proceeding or judicial review would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there has been no event, condition or circumstance that would preclude any License from being renewed in the ordinary course (to the extent that such License is renewable by its terms), except where the failure to be renewed would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
(c)    The licensee of each License is in compliance with each License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the rules, regulations, policies, instructions and orders of the FCC or the State Regulators, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
4.22    Labor Matters. Except as set forth in Section 4.22 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other material agreement or understanding with a labor union or labor organization involving any employees of the Company, nor is the Company or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other material labor dispute involving its or any of its Subsidiaries’ employees pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is there any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity. As of the date of this Agreement, there is no written labor or employment-related charge, complaint or claim of any sort against the Company or any Subsidiary of the Company pending or, to the Knowledge of the Company, threatened before any Governmental Entity, except for such charges, complaints or claims that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.
4.23    Transactions with Affiliates. Except as set forth in Section 4.23 of the Company Disclosure Schedule, as of the date of this Agreement, there are no transactions, agreements, arrangements or understandings between the Company or any of the Subsidiaries of the Company, on the one hand, and any Affiliate of the Company (other than the Subsidiaries of the Company), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
4.24    Opinion of Financial Advisor. The Company has received an opinion of Evercore Group L.L.C., financial advisor to the Company, to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.
4.25    Acknowledgement of the Company. The Company acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition and operations of Parent and its Subsidiaries. In entering into this Agreement, the Company has relied solely upon its own investigation and analysis and the representations and warranties, covenants and agreements of Parent and Merger Sub contained in this Agreement and the Company (a) acknowledges that, other than as set forth in this Agreement, none of Parent, Merger Sub nor any of their respective directors, officers, employees, Affiliates, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Company or its agents or representatives prior to the execution of this Agreement, and (b) agrees, to the fullest extent permitted by law, that none of Parent, Merger Sub nor any of their respective directors, officers, employees, Affiliates, agents or representatives shall have any liability or responsibility whatsoever to the Company on any basis (including in contract, tort or otherwise) based upon any information provided or made available, or statements made, to the Company prior to the execution of this Agreement.
4.26    No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Section 4, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company, the Company’s Subsidiaries or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company or any of its affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties expressly contained in this Section 4, the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing, including via any online data room) to Parent, Merger Sub or any of their Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates).
5.    REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in (a) Parent’s filings with the SEC required by the Securities Act or the Exchange Act (excluding any disclosures set forth in any section of any such report entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking in nature) or (b) in the disclosure schedule of Parent and Merger Sub delivered to the Company concurrently herewith (the “Parent Disclosure Schedule”) (with specific reference to the section of this Agreement to which the information stated in such Parent Disclosure Schedule relates; provided that (i) disclosure in any section of such Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable or relevant to such other Section and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to result in a Parent Material Adverse Effect), Parent and Merger Sub hereby represent and warrant to the Company as follows:
5.1    Corporate Organization.
(a)    Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Parent and

Merger Sub each have all requisite corporate power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority or possess Permits, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect. Each of Parent and each of its Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, would not reasonably be expected to result in a Parent Material Adverse Effect. As used in this Agreement, the term “Parent Material Adverse Effect” means (i) a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole or (ii) a material adverse effect on Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Parent Material Adverse Effect has occurred, there shall be excluded any effect on the Parent or its Subsidiaries relating to or arising in connection with (A) any adverse change, effect, event or occurrence, state of facts or developments to the extent the public announcement or the pendency of this Agreement or the transactions contemplated hereby or any actions required to be taken (or refrained from being taken) in compliance herewith or otherwise with the consent of the other party hereto, including the impact thereof on the relationships of Parent or any of its Subsidiaries with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom Parent or any of its Subsidiaries has any relationship and including any litigation brought by any stockholder of the Company or Parent in connection with the transactions contemplated hereby, (B) any failure by Parent to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof (it being understood that this clause (B) does not and shall not be deemed to apply to the underlying cause or causes of any such failure), (C) any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, GAAP or regulatory accounting requirements applicable or potentially applicable to the industries in which Parent or its Subsidiaries operate, (D) changes generally affecting the industries in which Parent or its Subsidiaries operate that are not specifically related to Parent and its Subsidiaries and do not have a materially disproportionate adverse effect on the Parent and its Subsidiaries, taken as a whole, (E) changes in general economic conditions or political conditions, or in the financial, credit or securities markets in general (including changes in the prevailing interest rates, exchange rates or stock, bond and/or debt prices) in the United States, in any region thereof, or in any non-U.S. or global economy that do not have a materially disproportionate adverse effect on the Parent and its Subsidiaries, taken as a whole, (F) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster, or (G) changes in the market price or trading volume of the Parent Stock on the NASDAQ Global Select Market (it being understood that this clause (G) does not and shall not be deemed to apply to the underlying cause or causes of any such changes).
(b)    The copies of the Certificate of Incorporation and Bylaws of Parent and Merger Sub, and similar organizational documents of each of Parent’s Subsidiaries, which have previously been made available to the Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement. For purposes of this Agreement, all documents and other information posted in the online data room established by Parent prior to the date hereof shall be deemed to have been made available to the Company.
(c)    The minute books of Parent previously made available to the Company contain true, complete and correct records in all material respects of all meetings and other material corporate actions held or taken since January 24, 2011 of the Parent stockholders and the Parent Board (including committees of the Parent Board) through the date hereof.
5.2    Capitalization.
(a)    The authorized capital stock of Parent consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. As of the close of business on December 2, 2016 (the “Parent Capitalization Date”), there were 50,654,989 shares of Parent Stock outstanding and no shares of Parent’s Preferred Stock outstanding. As of the close of business on the Parent Capitalization Date, no shares of Parent Stock were reserved or to be made available for issuance, except as set forth in Section 5.2(a) of the Parent Disclosure Schedule. All of the issued and outstanding shares of Parent Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except (i) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, (ii) pursuant to any cashless exercise provisions of any options or pursuant to the surrender of shares to Parent or the withholding of shares by Parent to cover tax withholding obligations under Parent’s stock plans and arrangements set forth in Section 5.2(a) of the Parent Disclosure Schedule (collectively, and in each case as the same may be amended to the date hereof, the “Parent Stock Plans”), and (iii) as set forth elsewhere in this Section 5.2(a), Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale, repurchase, redemption or issuance of any shares of Parent Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of the Parent capital stock (including any rights plan or agreement). Section 5.2(a) of the Parent Disclosure Schedule sets forth a true, complete and correct list of the aggregate number of shares of Parent Stock issuable upon the exercise of each stock option or subject to each restricted stock award granted under the Parent Stock Plans that was outstanding as of the Parent Capitalization Date and the exercise price for each such stock option. Since the Parent Capitalization Date, Parent has not (i) issued or repurchased any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than upon the exercise of employee stock options granted prior to such date and disclosed in this Section 5.2(a) or pursuant to the surrender of shares to Parent or the withholding of shares by Parent to cover tax withholding obligations under the Parent Stock Plans, or (ii) issued or awarded any options, restricted shares or other equity-based awards under the Parent Stock Plans.
(b)    The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are issued and outstanding and are owned, of record and beneficially, solely by Parent.
(c)    Except as set forth in Section 5.2(c) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries own, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable for, any equity or similar interest in, any corporation, partnership, joint venture or other similar business association or entity (other than its wholly owned Subsidiaries), with respect to which securities Parent or any of its Subsidiaries has invested (and currently owns) or is required to invest $5,000,000 or more. Except as set forth in Section 5.2(c) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of Parent’s Subsidiaries free and clear of any Liens and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Neither Parent nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, repurchase, sale, redemption or issuance of any shares of capital stock or any other equity security of any Subsidiary of Parent or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary. There are no restrictions on the Parent with respect to voting the stock of any Subsidiary of the Parent.
5.3    Authority; No Violation.
(a)    Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Parent Required Vote and the accuracy of the representations and warranties of the Company set forth in this Agreement, to consummate the transactions contemplated hereby. The Board of Directors of Parent (the “Parent Board”) at a duly held meeting has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, are in the best interests of the Parent and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, (iii) approved the execution and delivery of this Agreement, and (iv) resolved to recommend that the stockholders of Parent approve the Parent Stock Issuance (the recommendation contemplated by this clause (iv) being referred to as the “Parent Recommendation”), and directed that such matter be submitted for consideration by Parent’s stockholders at the Parent Stockholder Meeting. None of the aforesaid actions by the Parent Board has been amended, rescinded or modified as of the date of this Agreement. Except for the approval of the Parent Stock Issuance by the affirmative vote of a majority of the outstanding shares of Parent Stock entitled to vote (the “Parent Required Vote”) and Parent’s voting of the outstanding capital stock of Merger Sub as required by Section 7.14, no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions.
(b)    Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, will (i) violate any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or any of the similar governing documents of any of Parent’s Subsidiaries or (ii) assuming that the consents, approvals and filings referred to in Section 5.4 are duly obtained or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or other events which either individually or in the aggregate would not reasonably be expected to result in a Parent Material Adverse Effect.
5.4    Consents and Approvals. Except as set forth in Section 5.4 of the Parent Disclosure Schedule, no Consents of, or filings or registrations with, any Governmental Entity or with any third Person are necessary in connection with the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, except for (a) any notices required to be filed under the HSR Act, (b) the Consents from, or registrations, declarations, notices or filings made to or with the Federal FCC, or any Governmental Entity (including State Regulators) and local cable franchise authorities) (other than with respect to securities, antitrust, competition, trade regulation or similar laws), in each case as may be required in connection with this Agreement, the Merger, the Parent Stock Issuance or the other transactions contemplated by this Agreement and are required with respect to mergers, business combinations or changes in control of telecommunications companies generally, (c) the filing with the SEC of the Proxy Statement/Prospectus as well as any other filings required to be made with the SEC pursuant to the Securities Act or the Exchange Act, (d) the filing of the Certificate of Merger and related certificates with the Delaware Secretary pursuant to the DGCL, (e) such filings and approvals as may be required to be made under the state blue sky or securities Laws or various states in connection with the Parent Stock Issuance, (f) such filings as may be required to cause the shares of Parent Stock to be issued pursuant this Agreement to be approved for listing on the NASDAQ Global Select Market and (g) except as set forth in Section 5.4(g) of the Parent Disclosure Schedule, other consents or approvals of, or filings or registrations with, Governmental Entities or third parties, the failure of which to be obtained or made would not be reasonably expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.
5.5    SEC Filings. Parent has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2014 (collectively, the “Parent SEC Reports”). None of Parent’s Subsidiaries is required to file or furnish reports with the SEC pursuant to the Exchange Act. Each of the Parent SEC Reports, as amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, each as in effect on the date so filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing). None of the Parent SEC Reports contained, when filed or, if amended or supplemented prior to the date hereof, as of the date of such amendment or supplement, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Reports. To the Knowledge of Parent, as of the date hereof, none of the Parent SEC Reports is subject to ongoing SEC review. “Knowledge of the Parent” means the actual knowledge of the directors and executive officers of Parent listed in Section 5.5 of the Parent Disclosure Schedule, in each case without such individual being obligated to conduct any special inquiry or investigation into the affairs or records of the Parent. The directors and executive officers of the Parent listed in Section 5.5 of the Parent Disclosure Schedule shall not be deemed to have knowledge (actual, constructive or otherwise) of any fact, event, condition or occurrence known or deemed to be known by any other Person other than as expressly set forth in the foregoing sentence.
5.6    Financial Statements.
(a)    Each of the financial statements included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable), fairly present in all material respects (subject, in the case of the unaudited statements, to normal recurring adjustments, none of which would be reasonably expected to result in, individually or in the aggregate, a Parent Material Adverse Effect) the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such financial statements (including the related notes, where applicable), complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes, where applicable) has been prepared in accordance with GAAP, as in effect on the date or for the period with respect to which such principles are applied, in all material respects consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.
(b)    The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.6(b). Parent (i) has established and maintains disclosure controls and procedures (as defined in Rule 13a‑15(e) of the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act), including to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.
(c)    From January 1, 2014 to the date of this Agreement, (i) neither the Parent nor any Subsidiary of the Parent nor, to the Knowledge of Parent (as defined below), any director, officer, auditor, accountant or representative of the Parent or any of the Subsidiaries of the Parent has received any written complaint, allegation, assertion or claim that the Parent or any of the Subsidiaries of the Parent has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls relating to the Parent and the Subsidiaries of the Parent, taken as a whole, and (ii) no attorney representing the Parent or any Subsidiary of the Parent has made a report to the Parent’s chief legal officer, chief executive officer or Board of Directors (or any committee thereof) pursuant to the SEC’s Standards of Professional Conduct for Attorneys (17 CFR Part 205).
5.7    Broker’s Fees. Except for the Parent’s engagement of Morgan Stanley & Co. LLC, Wells Fargo Securities and Foros Advisors LLC, neither Parent, Merger Sub nor any of their respective Subsidiaries, nor any of their respective Subsidiaries, nor any of their respective officers or directors on behalf of the Parent or any of the Parent’s Subsidiaries, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.
5.8    Absence of Certain Changes or Events.
(a)    Except as set forth in Section 5.8(a) of the Parent Disclosure Schedule, since September 30, 2016, no event has occurred which has had or would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Except as set forth in Section 5.8(b) of the Parent Disclosure Schedule or as contemplated by this Agreement or permitted under Section 6.3, since September 30, 2016, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.
5.9    Legal Proceedings.
(a)    Neither Parent, Merger Sub nor any of their respective Affiliates is a party to any, and there are no pending or, to the Knowledge of Parent, threatened, material legal,

administrative, arbitral or other proceedings, claims or actions (i) against Parent, Merger Sub or any of Parent’s Subsidiaries that would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.
(b)    Except as set forth in Section 5.9(b) of the Parent Disclosure Schedule, there is no injunction, order, judgment, decree or regulatory restriction of any Governmental Entity specifically imposed upon Parent, Merger Sub or any of their respective Affiliates or the assets of Parent, Merger Sub or any of their respective Affiliates which has resulted in or would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.
5.10    Taxes. Except as set forth in Section 5.10 of the Parent Disclosure Schedule:
(a)    (i) Each of Parent and its Subsidiaries has (A) duly and timely filed (including pursuant to applicable extensions granted without penalty) all material Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (B) paid in full all Taxes shown as due on such Tax Returns; (ii) no material deficiencies for any Taxes have been proposed, asserted or assessed in writing against Parent or any of its Subsidiaries which deficiencies have not since been resolved; and (iii) there are no material Liens for Taxes upon the assets of either Parent or its Subsidiaries except for statutory liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which reserves adequate in accordance with GAAP have been provided.
(b)    Since January 1, 2012, neither Parent nor any of its Subsidiaries (i) has been a member of an “affiliated group” (other than a group the common parent of which is Parent) filing a consolidated federal income tax return, or (ii) has had any liability for Taxes of any Person (other than Parent and its Subsidiaries) arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or non-U.S. law.
(c)    Since January 1, 2012, no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) has been entered into by or with respect to Parent or any of its Subsidiaries.
(d)    Neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two (2) years prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.
(e)    Neither Parent nor any of its Subsidiaries has granted any waiver of any federal, state, local or non-U.S. statute of limitations with respect to, or granted any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired.
(f)    Neither the Parent nor any of its Subsidiaries has “participated”, within the meaning of Treasury Regulations Section 1.6011-4(c)(3), in any of the transactions described in Treasury Regulations Section 1.6011-4(b)(2), (3), (4), (5) or (6).

(g)    Neither the Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that prevents, or would reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
5.11    Employee Benefit Plans.
(a)    Except as set forth in Section 5.11(a) of the Parent Disclosure Schedule, neither Parent nor any ERISA Affiliate of Parent maintains or is required to contribute to any Parent Benefit Plan that (i) is a “multiemployer plan” as defined in Sections 3(37) of ERISA, (ii) is subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii) is a “welfare benefit plan” as defined in Section 3(1) of ERISA that provides for post-retirement medical, life insurance or other welfare-type benefits to any former employees of Parent (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state law regarding medical continuation coverage), (iv) is a multiple employer plan as defined in Section 413(c) of the Code or (v) is a “multiple employer welfare arrangement” within the meaning of Section 3(40)(A) of ERISA.
(b)    The Parent Benefit Plans and their related trusts intended to qualify under Sections 401(a) and 501(a) of the Code are subject to a favorable determination or opinion letter from the IRS (or are entitled to rely on such a letter issued to the provider of a master, prototype, volume submitter or similar plan) and, to the Knowledge of Parent, nothing has occurred that is expected to result in the revocation of such qualified status by the IRS, except where the failure to so comply would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.
(c)    The Parent Benefit Plans have been maintained and administered in all material respects in accordance with their terms and the applicable provisions of ERISA and the Code except where the failure to so comply would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.
(d)    All contributions required to be made under the terms of any Parent Benefit Plan, or under the applicable provisions of ERISA or the Code, with respect to any period ending prior to the date of this Agreement have been paid or have been accrued on the audited financial statements to the extent required by GAAP, and none of the Parent Benefit Plans has any unfunded liabilities as of the date of this Agreement that are not so reflected in such audited financial statements, except where the failure to so pay or accrue such contributions would not reasonably be expected to result in a Parent Material Adverse Effect.
(e)    For purposes of this Agreement, a “Parent Benefit Plan” means each employee welfare benefit plan and employee pension benefit plan within the meaning of the ERISA, Sections 3(1) and 3(2), each other material compensation, consulting, employment or collective bargaining agreement, each stock option, stock purchase, stock appreciation right, other stock based, life, health, disability or other insurance or benefit, bonus, deferred or incentive compensation, severance or separation, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees or former employees of Parent or any of its Subsidiaries which Parent or any of its Subsidiaries maintain or are required to contribute to as of the date of this Agreement (or, with respect to any “employee pension benefit plan,” as defined under Section 3(2) of ERISA, has maintained or contributed to in the last six years).
5.12    Compliance With Applicable Law.
(a)    Except as set forth in Section 5.12(a) of the Parent Disclosure Schedule, Parent and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to, and have complied with and are not in violation in any material respect under, any applicable law, statute, order, rule or regulation of any Governmental Entity relating to Parent or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such non-compliance or violation would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, and neither Parent nor any of its Subsidiaries has received written notice of any violations of any of the above which, individually or in the aggregate, would reasonably be expected to result in a Parent Material Adverse Effect.
(b)    The Parent and each of its Subsidiaries (i) is and during the past five years has in compliance with (A) all written policies of the Parent and each of its Subsidiaries pertaining to the logical and physical security of electronic data stored or used by the Parent or any of its Subsidiaries (the “Parent Privacy Policy”), and (B) all applicable laws pertaining to privacy, data protection, user data or Parent Personal Information; and (ii) has implemented and maintained commercially reasonable administrative, technical and physical safeguards to protect such Parent Personal Information against unauthorized access and use, in each case of clause (i) and (ii) except as would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. There has been no loss, damage or unauthorized access, disclosure, use or breach of security of Parent Personal Information maintained by or on behalf of the Parent or any of its Subsidiaries, except in each case as would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. No Person (including any Governmental Entity) has made any written claim or commenced any action with respect to unauthorized access, disclosure or use of Parent Personal Information maintained by or on behalf of any of the Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. None of (1) the execution, delivery, or performance of this Agreement or (2) the consummation of any of the transactions contemplated by this Agreement, including the Merger, will violate any Parent Privacy Policy or any law pertaining to privacy, data protection user data or Parent Personal Information, except in each case as would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. “Parent Personal Information” means all data or information controlled, owned, stored, used or processed by the Parent or any of its Subsidiaries relating to an identified or identifiable customer or natural person (such as name, postal address, email address, telephone number, date of birth, Social Security number (or its equivalent), driver’s license number, account number, personal identification number, health or medical information (or any other unique identifier or one or more factors specific to the Person’s physical, physiological, mental, economic or social identity), whether such information is in individual or aggregate form and regardless of the media in which it is contained.

(c)    Since the enactment of the Sarbanes-Oxley Act, Parent has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing standards of the NASDAQ Stock Market, including those related to corporate governance.
5.13    Certain Contracts.
(a)    Except as set forth in Section 5.13(a) of the Parent Disclosure Schedule, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which restricts the rights of Parent or any of its Subsidiaries to compete in any material respect in any line of business in any geographic area or with any Person, or which requires exclusive referrals of business or requires Parent or any of its Subsidiaries to offer specified products or services to their customers on an exclusive basis, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) which relates to the incurrence of indebtedness (other than capital leases) in the principal amount of $15,000,000 or more, except as may be incurred in connection with that certain Third Amended and Restated Credit Agreement, dated as of October 5, 2016 (the “Parent Credit Agreement”), among the Parent, certain of the Parent’s Subsidiaries, the lenders party thereto from time to time, Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender, and the other parties named therein, (v) which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of Parent or its Subsidiaries, (vi) which involves the purchase of assets, other than in the ordinary course of business, with a purchase price of $3,000,000 or more in any single case or $12,000,000 in all such cases, or (vii) which involves the sale of assets, other than in the ordinary course of business, with a purchase price of $1,500,000 or more in any single case or $8,000,000 in all such cases. Each contract, arrangement, commitment or understanding of the type described in this Section 5.13(a), whether or not publicly disclosed in the Parent SEC Reports filed prior to the date hereof or set forth in Section 5.13(a) of the Parent Disclosure Schedule, is referred to herein as a “Parent Contract”, and neither Parent nor any of its Subsidiaries has received written notice of any material violation of a Parent Contract by any of the other parties thereto, which violation would reasonably be expected to result in a Parent Material Adverse Effect.
(b)    Except as set forth in Section 5.13(b) of the Parent Disclosure Schedule, (i) each Parent Contract is valid and binding on Parent and in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the Knowledge of Parent, is valid and binding on the other parties thereto, in each case, as enforceability may be limited by the Bankruptcy and Equity Exceptions, (ii) Parent and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Parent Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of Parent or any of its Subsidiaries under any such Parent Contract, except, in each case, with respect to the foregoing clauses (i) through (iii) as would not reasonably be expected to result in, either individually or in the aggregate, a Parent Material Adverse Effect.

5.14    Undisclosed Liabilities. Except for (a) liabilities that are fully reflected or reserved against on the consolidated balance sheet of Parent included in Parent’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (b) liabilities incurred in the ordinary course of business consistent with past practice, (c) liabilities arising under the terms of (but not from any breach or default under) any agreement, contract, commitment, license, permit, lease or other instrument or obligation that is either (x) disclosed in the Parent Disclosure Schedule or (y) not required to be so disclosed by the terms of this Agreement (and including any of the foregoing types of instruments or obligations that are entered into or obtained after the date of this Agreement, as long as such action does not result in a breach of this Agreement), (d) liabilities incurred pursuant to or in connection with this Agreement or the transactions contemplated hereby or (e) liabilities that would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected in the consolidated balance sheet of Parent.
5.15    Environmental Liability. Except as set forth in Section 5.15 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has received any written notice of any legal, administrative, arbitral or other proceedings, claims, actions, causes of action or, to the Knowledge of Parent, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that would reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under Environmental Laws, which liability or obligation would reasonably be expected to result in a Parent Material Adverse Effect. During, or, to the Knowledge of Parent, prior to the period of, (a) its or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (b) its or any of its Subsidiaries’ participation in the management of any property, or (c) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which would reasonably be expected to result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third Person imposing any material liability or obligation pursuant to or under any Environmental Law that would reasonably be expected to result in a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with all Environmental Laws, including possessing all material permits required for its currently conducted operations under applicable Environmental Laws, except, in each case, for any such non-compliance that, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect. Notwithstanding any other provision of this Agreement to the contrary (including Section 5.12), the representations and warranties of Parent in this Section 5.15 constitute the sole representations and warranties of Parent with respect to any matter (including any liability) relating to Environmental Laws.
5.16    Intellectual Property. Parent and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, trade secrets, designs, domain names, lists, data, databases, processes, methods, schematics, technology, know-

how, documentation, and other proprietary intellectual property rights and any such rights in computer programs (collectively, “Parent Intellectual Property Rights”) as used in their business as presently conducted, except where the failure to have the right to use such Parent Intellectual Property Rights, individually or in the aggregate, has not had and would not reasonably be expected to result in a Parent Material Adverse Effect. No actions, suits or other proceedings are pending or, to the Knowledge of Parent, threatened that Parent or any of its Subsidiaries is infringing, misappropriating or otherwise violating the rights of Parent or any of its Subsidiaries with respect to any Parent Intellectual Property Right owned by Parent or any of its Subsidiaries, expect for such infringement, misappropriation or violation that, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect. Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of Parent in this Section 5.16 constitute the sole representations and warranties of Parent with respect to any matter (including any liability) relating to intellectual property matters.
5.17    Communications Regulatory Matters.
(a)    Parent and each of its Subsidiaries hold (i) all material approvals, authorizations, certificates and licenses issued by the FCC or the State Regulators that are required for Parent and each of its Subsidiaries to conduct its business as presently conducted and (ii) all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to Parent or any of its Subsidiaries by a Governmental Entity that are required for Parent and each of its Subsidiaries to conduct its business, as presently conducted (clause (i) and (ii) collectively, the “Parent Licenses”).
(b)    Each Parent License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect. No Parent License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, or (ii) any pending regulatory proceeding or judicial review before a Governmental Entity, unless such pending regulatory proceeding or judicial review would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, there has been no event, condition or circumstance that would preclude any Parent License from being renewed in the ordinary course (to the extent that such Parent License is renewable by its terms), except where the failure to be renewed would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.
(c)    The licensee of each Parent License is in compliance with each Parent License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the rules, regulations, policies, instructions and orders of the FCC or the State Regulators, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.
5.18    Financing.
(a)    Parent has delivered to the Company true, correct and complete copies of the executed commitment letter from (i) Morgan Stanley Senior Funding, Inc., (ii) The Bank of Tokyo-Mitsubishi UFJ, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc. (collectively, “MUFG”) and/or any other affiliates or subsidiaries as MUFG collectively deems appropriate to provide the services referred to therein, (iii) TD Securities (USA) LLC, (iv) The Toronto-Dominion Bank, New York Branch, and (v) Mizuho Bank, Ltd. (including all exhibits, annexes, schedules and term sheets, as amended, modified, supplemented or replaced in accordance with the terms hereof, the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the Financing Sources party thereto have committed to lend the amounts set forth therein on the terms set forth therein to Consolidated Communications, Inc., a Subsidiary of Parent (“Borrower” ) for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). As used in this Agreement, (x) “Financing Sources” means the Persons (including without limitation, lenders, agents and arrangers) that have committed to provide or otherwise entered into agreements in connection with the Debt Financing commitment or alternative debt financings in connection with the transactions contemplated by this Agreement, including any Persons that become committed thereunder pursuant to any joinder agreement thereto entered into in accordance with the terms hereof and thereof together with their Affiliates, officers, directors, employees and Representatives involved in the Debt Financing and their respective successors and assigns and (y) “Debt Financing” shall be deemed to include any financing pursuant to any “market flex” in the Debt Commitment Letter.
(b)    As of the date hereof, the Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. The Debt Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Borrower and, to the Knowledge of Parent as of the date hereof, the other party or parties thereto (subject to the Bankruptcy and Equity Exceptions). There are no side letters or other agreements, contracts or arrangements (except for customary fee letters and engagement letters, complete copies of which shall have been provided to the Company (it being understood that such complete copies will contain redactions of fees and other customary economic terms)) relating to the Debt Financing between Parent, Merger Sub and Borrower, on the one hand, and the provider or providers of the Debt Financing, on the other hand. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Borrower under any term, or a failure of any condition, of the Debt Commitment Letter. Assuming the accuracy of the representations and warranties set forth in Section 4 and compliance by the Company with its covenants and agreement hereunder and subject to the satisfaction of the conditions of the Debt Financing, the aggregate proceeds from the Debt Financing, together with the cash and cash equivalents available to the Company at the Closing (not needed for other purposes), are sufficient to fund all of the amounts required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration and the Equity Award Consideration and any other amounts payable pursuant to this Agreement and the payment of all associated costs and expenses of the Merger (including any repayment or refinancing of indebtedness of Parent, Merger Sub or the Company required in connection therewith). There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Debt Financing, other than as expressly set forth in or contemplated by the Debt Commitment Letter.
5.19    Parent Information. The information relating to Parent and its Subsidiaries (including Merger Sub) to be provided by Parent for inclusion in the Parent Registration Statement or the Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Parent Registration Statement and the Proxy Statement/Prospectus (except for such portions thereof as they relate only to the Company or any of its Subsidiaries) will comply as to form in all material respects with the Exchange Act.
5.20    No Business Activities by Merger Sub. All of the outstanding capital stock of Merger Sub is owned by Parent. Merger Sub is not a party to any contract or has not conducted any activities other than in connection with the organization of such Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.
5.21    Ownership of Company Common Stock; No Other Agreements. Neither Parent, Merger Sub nor any of their respective Subsidiaries or, to the Knowledge of Parent, any of their respective Affiliates or associates (as such term is defined under the Exchange Act) (a) beneficially owns, directly or indirectly, or (b) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in case of either clause (a) or (b), any Company Common Stock, in each case, except in accordance with this Agreement, including the Merger. None of Parent, Merger Sub, or any of their respective Subsidiaries or, to the Knowledge of Parent, any of their respective Affiliates or associates (as such term is defined under the Exchange Act) has entered into any contract or agreement with any officer or director of the Company in connection with the transactions contemplated by this Agreement.
5.22    Acknowledgement of Parent. Parent acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition and operations of the Company and its Subsidiaries. In entering into this Agreement, Parent has relied solely upon its own investigation and analysis and the representations and warranties, covenants and agreements of the Company contained in this Agreement and Parent (a) acknowledges that, other than as set forth in this Agreement, none of the Company nor any of its respective directors, officers, employees, Affiliates, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or its agents or representatives prior to the execution of this Agreement, and (b) agrees, to the fullest extent permitted by law, that none of the Company nor any of its respective directors, officers, employees, Affiliates, agents or representatives shall have any liability or responsibility whatsoever to Parent on any basis (including in contract, tort or otherwise) based upon any information provided or made available, or statements made, to Parent prior to the execution of this Agreement.
5.23    No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Section 5, none of Parent, Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to the Parent, Parent’s Subsidiaries, Merger Sub or the transactions contemplated by this Agreement, and Parent disclaims any other representations or warranties, whether made by Parent, Merger Sub or any of their respective affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties expressly contained in this Section 5, each of Parent and Merger Sub hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing, including via any online data room) to the Company or any of its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company by any director, officer, employee, agent, consultant, or representative of Parent or any of its Affiliates).
6.    COVENANTS RELATING TO CONDUCT OF BUSINESS
6.1    Conduct of Business of the Company and Parent Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement, including pursuant to Sections 6.2 and 6.3, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, each of Parent and the Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course and (b) use commercially reasonable efforts to maintain and preserve substantially intact its business organization and the goodwill of those having business or other third-party relationships with it, including Governmental Entities, and retain the services of its present officers and key employees.
6.2    Company Forbearances. Except (i) as set forth in Section 6.2 of the Company Disclosure Schedule, (ii) as expressly contemplated or permitted by this Agreement, (iii) as required by applicable law, rule or regulation, or by any Governmental Entity, (iv) as required by a Company Benefit Plan or any agreement in effect on the date hereof of which Parent has been notified and provided a true and correct copy prior to the date of this Agreement, and (v) with prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:
(a)    (i) adjust, split, combine or reclassify its capital stock, (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except that any wholly owned Subsidiary of the Company may declare and pay dividends to its parent and other wholly owned Subsidiaries of the Company, (iii) directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (except pursuant to the exercise of stock options or vesting of restricted Company Common Stock outstanding as of the date hereof or permitted to be issued under this Section 6.2 or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover tax withholding obligations or to pay any applicable exercise price under the Company Stock Plans), or (iv) grant any stock appreciation rights or grant any Person any right to acquire any shares of its capital stock, or issue, or commit to issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale grant, disposition, pledge or other encumbrance of, any additional shares of capital stock (except pursuant to the exercise of stock options or vesting or settlement of awards under the Company Stock Plans outstanding as of the date hereof or permitted to be issued under this Section 6.2), any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional shares of capital stock, or any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock outstanding on the date of this Agreement;
(b)    sell, transfer, mortgage, encumber or otherwise dispose of any of its material assets or material properties to any Person (other than a direct wholly owned Subsidiary), by merger, consolidation, asset sale or other business combination (including formation of a joint venture) or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, in each case, except (i) in the ordinary course of business consistent with past practice, including sales of repossessed assets, (ii) dispositions of obsolete or worthless assets, (iii) sales of loans, receivables and other assets in the ordinary course of business consistent with past practice and (iv) sales of immaterial assets which involve the sale of assets with a purchase price of $1,000,000 or less in any single case or $5,000,000 in all such cases;
(c)    make any investment or acquisition, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by contributions to capital; or make any material purchases of any property or assets, in or from any other Person other than a wholly owned Subsidiary of the Company, except (i) as otherwise permitted by this Section 6.2 and (ii) other acquisitions in the ordinary course of business and, in any case, involving consideration in an aggregate amount not in excess of $10,000,000;
(d)    enter into, renew, extend, amend or terminate any contract, lease or agreement that is or would be a Company Contract;
(e)    other than general pay increases, including in connection with promotions, made in the ordinary course of business consistent with past practice, for employees, directors or independent contractors generally or as provided by any agreement in effect on the date hereof (true and correct copies of which have been delivered to Parent prior to the date of this Agreement), (i) increase, or commit to increase, the compensation or severance payable (including by granting or increasing the rate or terms of any salary, bonus, pension or other compensation pursuant to the terms of any Employee Benefit Plan, (ii) pay any severance other than in the ordinary course of business consistent with past practice or (iii) except as may be required, or advisable, to comply with applicable law or contract, amend, establish or enter into any pension, retirement, profit-sharing, severance, retention or welfare benefit plan or agreement or incentive or employment, agreement with or for the benefit of any employee, director or independent contractor or accelerate the vesting of any stock options or other stock-based compensation;

(f)    amend its Certificate of Incorporation, bylaws or similar governing documents or similar organizational documents of any of Subsidiary of the Company;
(g)    enter into any new material line of business outside of its existing business;
(h)    assign, transfer, lease, cancel, fail to renew or fail to extend any material Permit issued by the FCC or any State Regulator;
(i)    incur any indebtedness for borrowed money, issue any debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of another Person, or make any loans, advances of capital contributions to, or investments in, any other Person, in each case, except in the ordinary course of business consistent with past practice;
(j)    make or change any material Tax election or settle or compromise any material Tax liability of the Company or any of its Subsidiaries;
(k)    make any material changes in its accounting methods or method of Tax accounting, practices or policies, except as may be required under applicable law, rule, regulation or GAAP;
(l)    effect or permit, with respect to the Company and any Subsidiary of the Company, a “plant closing” or “mass layoff”, as such terms are defined under the Worker Adjustment and Retraining Act of 1988, as amended;
(m)    account for, manage or treat accounts receivable (including accelerating the collection thereof) or accounts payable (including delaying the payment thereof) in any manner other than in the in the ordinary course of business consistent with past practice;
(n)    except as permitted pursuant to Section 7.7, take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Section 8.1 or 8.2 not being satisfied; or
(o)    agree to, or make any commitment to, take or announce any of the actions prohibited by this Section 6.2.
6.3    Parent Forbearances. Except (i) as set forth in Section 6.3 of the Parent Disclosure Schedule, (ii) as expressly contemplated or permitted by this Agreement, (iii) as required by applicable law, rule or regulation, or by any Governmental Entity, (iv) as required by a Parent Benefit Plan or any agreement in effect on the date hereof of which the Company has been notified and provided a true and correct copy prior to the date of this Agreement, and (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to:
(a)    (i) adjust, split, combine or reclassify its capital stock (unless the Exchange Ratio and/or Merger Consideration is adjusted to take into account such adjustment, split, combination or reclassification), (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except for (x) Parent’s regular quarterly cash dividends and (y) any wholly owned Subsidiary of the Parent may declare and pay dividends to its parent and other wholly owned Subsidiaries of the Parent, (iii) engage in any material repurchase of, or any recapitalization or other change, restructuring or reorganization with respect to, Parent Stock, or (iv) grant any stock appreciation rights or grant any Person any right to acquire any shares of its capital stock except in the ordinary course of business, or issue, or commit to issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale grant, disposition, pledge or other encumbrance of, any additional shares of capital stock (except pursuant to the exercise of stock options or vesting or settlement of awards under the Parent Stock Plans outstanding as of the date hereof or permitted to be issued under this Section 6.3), any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional shares of capital stock, or any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock outstanding on the date of this Agreement;
(b)    sell, transfer, mortgage, encumber or otherwise dispose of any of its material assets or material properties to any Person (other than a direct wholly owned Subsidiary), by merger, consolidation, asset sale or other business combination (including formation of a joint venture) except (i) in the ordinary course of business, including sales of repossessed assets, (ii) dispositions of obsolete or worthless assets, (iii) sales of loans, receivables and other assets in the ordinary course of business and (iv) sales of immaterial assets which involve the sale of assets with a purchase price of $1,000,000 or less in any single case or $5,000,000 in all such cases;
(c)    (i) alter through merger, liquidation, reorganization, restructuring or in any other manner the corporate structure or organization of Parent or (ii) engage in any action or enter into any transaction or series of transactions, or permit any action to be taken or transaction or series of transactions to be entered into, that, in the case of either clause (i) or clause (ii), could reasonably be expected to delay the consummation of, or otherwise adversely affect, the Merger or any of the other Transactions, including withdrawing or modifying, in a manner adverse to the Company, the approval by the Parent Board of this Agreement, the Merger or the issuance of Parent Stock;
(d)    make any investment or acquisition, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by contributions to capital; or make any material purchases of any property or assets, in or from any other Person other than a wholly owned Subsidiary of the Parent, except (i) as otherwise permitted by this Section 6.3 and (ii) other acquisitions in the ordinary course of business and, in any case, involving consideration in an aggregate amount not in excess of $10,000,000;
(e)    adopt any amendments to the Certificate of Incorporation or Bylaws of Parent (or similar organizational documents of any of Subsidiary of Parent) which would alter any of the terms of Parent Stock or create any series or class of capital stock that is senior to Parent Stock;
(f)    incur any indebtedness for borrowed money, issue any debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of another Person, in each case, except (i) in the ordinary course of business consistent with past practice or (ii) in connection with the Debt Financing or any Alternative Financing and the use of Parent’s revolving credit facility to consummate the Merger and the transactions contemplated hereby;
(g)    incur any secured indebtedness to the extent that the liens securing such indebtedness would be permitted solely by Section 6.02(xvii) of the Parent Credit Agreement;
(h)    except as permitted by this Agreement, take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Section 8.1 or 8.3 not being satisfied; or
(i)    agree to, or make any commitment to, take or announce any of the actions prohibited by this Section 6.3.
7.    ADDITIONAL AGREEMENTS
7.1    Proxy Statement/Prospectus; Parent Registration Statement; Other Filings. Parent and the Company shall together, or pursuant to an allocation of responsibility to be agreed upon between them:
(a)    prepare and file with the SEC as soon as is reasonably practicable (i) joint proxy materials of the Company and Parent (the “Proxy Statement/Prospectus”) under the Exchange Act with respect to the Company Stockholder Meeting and the Parent Stockholder Meeting, and (ii) a Registration Statement on Form S-4 or other appropriate form under the Securities Act (the “Parent Registration Statement”) with respect to the issuance of shares of Parent Stock pursuant to the this Agreement and the transactions contemplated hereby, including the Merger (the “Parent Stock Issuance”), in which the Proxy Statement/Prospectus shall be included as a prospectus;
(b)    use commercially reasonable efforts to have, as promptly as practicable, (i) the Proxy Statement/Prospectus cleared by the SEC under the Exchange Act and (ii) the Parent Registration Statement declared effective by the SEC under the Securities Act and kept effective at all times thereafter through the Effective Time in order to permit consummation of the Merger;
(c)    cause the Proxy Statement/Prospectus to be mailed to their respective stockholders as promptly as practicable after the Parent Registration Statement is declared effective under the Securities Act;
(d)    if either Parent or the Company becomes aware of any information that should be disclosed in an amendment or supplement to the Parent Registration Statement or the Proxy Statement/Prospectus, (i) promptly inform the other party thereof, (ii) provide the other party (and its counsel) with a reasonable opportunity to review and comment on the amendment or supplement to the Parent Registration Statement or the Proxy Statement/Prospectus prior to it being filed with the SEC, (iii) provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC, and (iv) cooperate, if appropriate, in mailing such amendment or supplement to the stockholders of the Company or Parent;

(e)    take all such action as shall be required under applicable state blue sky or securities Laws in connection with the transactions contemplated by this Agreement, including the Parent Stock Issuance; and
(f)    cooperate with each other in determining whether any filings are required to be made or Consents are required to be obtained in any foreign jurisdiction prior to the Effective Time in connection with the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, and in making any such filings promptly and in seeking to obtain timely any such consents.
7.2    Access to Information.
(a)    Upon reasonable prior notice and subject to applicable law, each of Parent and the Company shall, and shall cause each of their Subsidiaries to, afford to the directors, officers, managers, members, partners, employees, investment bankers, advisors, consultants, accountants, counsel, Financing Sources, agents and representatives (collectively “Representatives”) of the other party access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of Parent or the Company and their Subsidiaries, and, during such period, Parent and the Company shall, and shall cause their Subsidiaries to, make available to Parent or the Company, as applicable all information concerning its business, properties and personnel as Parent or the Company may reasonably request. At the request of Parent or the Company, the other party shall use its commercially reasonable efforts to comply with its obligations under the preceding sentence by providing electronic access to such documents and information on the online data room established by the Company prior to the date hereof. Notwithstanding any other provision of this Agreement, neither the Company nor any of its Subsidiaries, on the one hand, nor Parent nor any of its Subsidiaries on the other hand, shall be required to provide access to or to disclose information where such access or disclosure would (A) violate or prejudice the rights of its customers or employees, (B) jeopardize the attorney-client privilege of the institution in possession or control of such information, (C) contravene, violate or breach any law, rule, regulation, order, judgment, decree or fiduciary duty or any binding agreement entered into prior to the date of this Agreement in the ordinary course of business consistent with past practice or (D) be adverse to its interests in any pending or threatened litigation between the parties hereto over the terms of this Agreement.
(b)    All information and materials furnished pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement, dated August 19, 2016, between Parent and the Company (the “Confidentiality Agreement”). The Company makes no representation or warranty as to the accuracy of any information provided pursuant to Section 7.2(a), and neither Parent nor Merger Sub may rely on the accuracy of any such information, in each case other than as expressly set forth in the Company’s representations and warranties contained in Section 4. Parent makes no representation or warranty as to the accuracy of any information provided pursuant to Section 7.2(a), and Company may not rely on the accuracy of any such information, other than as expressly set forth in Parent and Merger Sub’s representations and warranties contained in Section 5.

7.3    Stockholder Meetings.
(a)    Company Stockholder Meeting. Following the clearance of the Proxy Statement/Prospectus by the SEC and subject to the other provisions of this Agreement, the Company shall, as soon as reasonably practicable thereafter, (i) mail the Proxy Statement/Prospectus to the Company’s stockholders and (ii) duly and promptly call, give notice of, convene and hold an annual or special meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of voting upon the approval of this Agreement and the transactions contemplated hereby, including the Merger. Subject to Section 7.7, the Company Board shall make the Company Recommendation and the Proxy Statement/Prospectus shall include the Company Recommendation. Subject to Section 7.7, the Company will use commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the transactions contemplated hereby, including the Merger. Notwithstanding any other provision hereof, the Company may postpone or adjourn the Company Stockholder Meeting any number of times (i) with the consent of Parent, (ii) for the absence of a quorum, (iii) if additional time is reasonably required to solicit proxies from the holders of Company Common Stock in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, or (iv) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting.
(b)    Parent Stockholder Meeting. Following the clearance of the Proxy Statement/Prospectus by the SEC and subject to the other provisions of this Agreement, Parent shall, as soon as reasonably practicable thereafter, (i) mail the Proxy Statement/Prospectus to the Parent’s stockholders and (ii) duly and promptly call, give notice of, convene and hold an annual or special meeting of its stockholders (the “Parent Stockholder Meeting”) for the purpose of voting upon the approval of the Parent Stock Issuance. The Parent Board shall make the Parent Recommendation and the Proxy Statement/Prospectus shall include the Parent Recommendation. Parent will use commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the issuance of the Parent Stock in connection with the Merger. Notwithstanding any other provision hereof, Parent may postpone or adjourn the Parent Stockholder Meeting any number of times (i) with the consent of the Company, (ii) for the absence of a quorum, (iii) if additional time is reasonably required to solicit proxies from the holders of Parent Stock in favor of the approval of the Parent Stock Issuance or (iv) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Parent Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable laws and for such supplemental or amended disclosure to be disseminated to and reviewed by Parent’s stockholders prior to the Parent Stockholder Meeting.
7.4    Further Actions.
(a)    Subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to, use their commercially reasonable efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Section 8 hereof, to consummate the transactions contemplated by this Agreement; and (ii) to promptly prepare, file and provide to third parties and Governmental Entities all applications, statements, notices, petitions, registrations, requests, declarations and filings which are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, to obtain (and to cooperate with the other party to obtain) as promptly as practicable all material permits, Consents, registrations, authorizations and exemptions of or from all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, and to comply with the terms and conditions of all such permits, Consents, registrations, authorizations and exemptions of all such third parties and Governmental Entities provided, however, that the parties hereto acknowledge and agree that all obligations of Parent, Merger Sub, Company and any of their respective Affiliates (as applicable) relating to obtaining the Debt Financing shall be governed exclusively by Sections 7.10 and 7.11, and not this Section 7.4. Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, stockholders and Representatives and such other matters as may be reasonably necessary or advisable in connection with any application, statement, notice, petition, registration, request, declaration or filing made or provided by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with this Agreement, the Merger, the Parent Stock Issuance and the other transactions contemplated by this Agreement.
(b)    In furtherance and not in limitation of Section 7.4(a), each of Parent and the Company shall promptly following the date hereof make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and use commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act and thereafter make any other required submissions with respect to the transactions contemplated hereby under the HSR Act and to take all other appropriate actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.
(c)    In furtherance and not in limitation of Section 7.4(a), each of Parent and the Company shall (i) promptly following the date hereof make or cause to be made, in consultation and cooperation with the other, all registrations, declarations, filings, applications and other notices and submissions required to be filed with or submitted to the FCC in order to obtain all required Consents from the FCC as soon as practicable, (ii) promptly following the date hereof make or cause to be made, in consultation and cooperation with the other, all registrations, declarations, filings, applications and other notices and submissions required to be filed with or submitted to any State Regulators in order to obtain all required Consents from the State Regulators as soon as practicable and (iii) promptly take all other appropriate actions reasonably necessary, proper or advisable to cause obtain such required Consents from the FCC and the State Regulators as soon as practicable.
(d)    If any objections are asserted with respect to the transactions contemplated hereby under any applicable Regulatory Law, or if any legal proceeding, whether judicial or administrative, is instituted by any Governmental Entity challenging any of the transactions contemplated hereby as violating any Regulatory Law, each party shall use its commercially reasonable efforts to (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement and the transactions contemplated hereby and (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Entity to block consummation of this Agreement and the transactions contemplated hereby, including by defending any legal proceeding, whether judicial or administrative, brought by any Governmental Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Entity may have to such transactions under any applicable Regulatory Law so as to permit consummation of the transactions contemplated hereby. For purposes of this Agreement, “Regulatory Law” means (A) the HSR Act, the Federal Trade Commission Act, as amended, and all other statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition, whether in the communications industry or otherwise, through merger or acquisition, (B) the Communications Act of 1934, as amended, or the rules, regulations, written policies and orders of the FCC or any similar state telecommunications laws and the rules, regulations, written policies and orders of State Regulators and (C) any other applicable laws, rules, regulations, practices and orders of any other Governmental Entities regulating competition and/or the telecommunication and data communications industries.
(e)    Each of Parent and its Subsidiaries, on the one hand, and the Company and its Subsidiaries, on the other hand, shall keep the other party promptly informed of any material communication regarding any of the transactions contemplated hereby in connection with any filings, investigations with, by or before any Governmental Entity relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto or affiliate thereof shall receive a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby pursuant to any Regulatory Law with respect to which any such filings have been made, then such party shall use its commercially reasonable efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable law or by the applicable Governmental Entity, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Entities relating to the transactions contemplated hereby, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any material oral communications with any Governmental Entity regarding the transactions contemplated hereby, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Entity, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Entity regarding the transactions contemplated hereby, (vi) provide each other (or outside counsel of each party hereto, as appropriate)

with copies of all written communications to or from any Governmental Entity relating to the transactions contemplated hereby and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(c) and Section 8.1(d).
(f)    Notwithstanding any other provision of this Agreement to the contrary, Parent agrees to take any and all steps necessary to avoid or eliminate each and every impediment under any Regulatory Law that may be asserted by any Governmental Entity or any other third Person so as to enable the parties hereto to consummate the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, as soon as practicable, including committing to and/or effecting, by consent decree, hold separate orders, or otherwise, the sale or disposition of such of the shares of Company Common Stock, or its or the Company’s or their respective Subsidiaries’ assets, as are required to be divested or entering into such other arrangements as are required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated hereby, including the Merger and the Parent Stock Issuance.
(g)    Nothing in this Section 7.4 shall be deemed to prevent the Company or the Company Board from taking any action they are permitted or required to take under, and in compliance with, Section 7.7 or are required to take under applicable law.
7.5    Employees; Employee Benefit Plans.
(a)    Parent shall, or shall cause the Surviving Company and its Subsidiaries to, (i) give those employees who are, as of the Effective Time, employed by the Company and its Subsidiaries (the “Continuing Employees”) full credit for purposes of determining eligibility and vesting (but not for purposes of any benefit accruals) under any Parent Benefit Plans or other arrangements maintained by Parent, including, but not limited to, vacation and paid time off accruals, the Surviving Company or any Subsidiary of Parent or the Surviving Company (other than any defined benefit or equity-based plans) (collectively, the “Parent Plans”) for such Continuing Employees’ service with the Company or any of its Subsidiaries (or any predecessor entity) to the same extent recognized by the Company and its Subsidiaries; (ii) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent Plan that is a welfare benefit plan that such employees may be eligible to participate in after the Effective Time to the same extent waived by the Company and its Subsidiaries or otherwise not subject to a limitation by the Company and its Subsidiaries; (iii) provide credit under any such welfare plan for any co-payments, deductibles and out‑of‑pocket expenditures for the remainder of the coverage period during which any transfer of coverage of any Continuing Employee occurs; and (iv) honor in accordance with their terms all employee benefit plans or arrangements or collective bargaining agreements maintained by the Company immediately prior to the Effective Time.
(b)    From a period of one (1) year from and after the Effective Time, Parent shall, or shall cause the Surviving Company and its Subsidiaries to, provide to the Continuing Employees levels of compensation and benefit arrangements that are no less favorable in the aggregate than either the (i) levels of compensation and benefits provided to the continuing employees immediately prior to the Effective Time or (ii) the levels of compensation and benefit arrangements that are provided to similarly situated employees of Parent. By no later than January 1, 2019, Parent shall, or shall cause the Surviving Company and its Subsidiaries to, cause the Continuing Employees to commence participation in such Parent Plans as are provided to similarly situated employees of Parent, provided that such participation shall be subject to the terms of any collective bargaining agreement or similar contract covering any Continued Employee. From and after the Effective Time, Parent and the Surviving Company shall keep in full force and effect, and comply with the terms and conditions of, any employment, severance or change of control agreement (including, without limitation, any such agreements in the form of offer letters) in effect as of the date of this Agreement or entered into or amended after the date of this Agreement as approved by Parent in compliance with Section 6.2 hereof between or among the Company or any of its Subsidiaries and any of its or their employees.
(c)    The provisions of this Section 7.5 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any Continuing Employees, present or former employees or directors, consultants or independent contractors of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Company or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 7.5) under or by reason of any provision of this Agreement. Nothing contained in this Section 7.5 or elsewhere in the Agreement shall be construed to prevent, from and after the Effective Time, the termination of employment of any individual Continuing Employee or, subject to the provisions of Sections 7.5(a) and 7.5(b), any change in the employee benefits available to any Continuing Employee or the amendment or termination of any particular Plan in accordance with its terms.
7.6    Indemnification; Directors’ and Officers’ Insurance.
(a)    From and after the Effective Time, each of Parent and the Surviving Company shall jointly and severally: (i) indemnify and hold harmless each individual who served as a director or officer of the Company or its Subsidiaries prior to the Effective Time (collectively, the “Indemnified Parties”) (in such Person’s capacity as such and not as stockholders of the Company or any of its Subsidiaries) to the fullest extent required, authorized or permitted by Delaware law, as now or hereafter in effect, in connection with any Claim and any judgments, fines (including excise taxes), penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of or, within thirty (30) days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent required, authorized or permitted by Delaware law, as now or hereafter in effect, any Expenses incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but in the case of advancement of Expenses upon receipt of an undertaking, to the extent required by applicable law, from such Indemnified Party to repay such advanced Expenses if it is determined by a court of competent jurisdiction in a final order that such Indemnified Party was not entitled to indemnification hereunder with respect to such Expenses. In the event any Claim is brought against any Indemnified Party, Parent and the Surviving Company shall each use all commercially reasonable efforts to assist in the vigorous defense of such matter, provided that neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any Claim (in which indemnification could be sought by such Indemnified Party hereunder) without the prior written consent of such Indemnified Party if and to the extent the claimant seeks any non-monetary relief (including any admission of liability or guilt) from such Indemnified Party. Notwithstanding the foregoing, an Indemnified Party shall be entitled to control the defense of any action, suit, investigation or proceeding with counsel of its own choosing reasonably acceptable to Parent and Parent and the Surviving Company shall cooperate in the defense thereof; provided, that Parent shall not be liable for the fees of more than one counsel for all Indemnified Parties, other than local counsel, unless a conflict of interest shall be caused thereby. The indemnification and advancement obligations of Parent and the Surviving Company pursuant to this Section 7.6(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including, but not limited to, any acts or omissions occurring in connection with the approval of this Agreement by the Company Board and the Company’s stockholders and the consummation of the transactions contemplated hereby and any Claim relating thereto) and all rights to indemnification and advancement conferred hereunder shall continue as to an individual who has ceased to be a director or officer of the Company or its Subsidiaries at or prior to the Effective Time and shall inure to the benefit of such individual’s heirs, executors and personal and legal representatives. In connection with any determination as to whether the Indemnified Parties are entitled to the benefits of this Section 7.6, the burden of proof shall be on Parent and the Surviving Company to establish that an Indemnified Party is not so entitled. As used in this Section 7.6(a), (A) the term “Claim” means any threatened, asserted, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted by the Company, any Governmental Entity or any other party, that any Indemnified Party in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of the Company, any of its Subsidiaries, any employee benefit plan maintained by any of the foregoing at or prior to the Effective Time and any other Person at the request the Company or any of its Subsidiaries; and (B) the term “Expenses” means reasonable attorneys’ fees and all other costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 7.6(a), including any action relating to a claim for indemnification or advancement brought by an Indemnified Party.

(b)    From the Effective Time and for a period of six (6) years thereafter, Parent and the Surviving Company shall keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company or any of its Subsidiaries and any Indemnified Party providing for the indemnification of and advancement of expenses to such Indemnified Party.
(c)    Without limiting any of the obligations under paragraph (a) of this Section 7.6, Parent agrees that all rights to indemnification and advancement of expenses and all limitations of liability existing in favor of the Indemnified Parties as provided in the Company’s Certificate of Incorporation or Bylaws or in the corresponding constituent documents of any of the Company’s Subsidiaries as in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect thereafter, without any amendment thereto.
(d)    If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Company, as the case may be (including Parent’s ultimate parent entity, if applicable), assume all of the obligations of Parent and the Surviving Company set forth in this Section 7.6.
(e)    Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby), provided that the annual premium therefor shall not exceed $1,718,760. If the Company or the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Company shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided, however, that Parent or the Surviving Company and its Subsidiaries, as the case may be, shall not be required to spend as an annual premium therefor an amount in excess of $1,718,760 and (iii) if, during such six (6)-year period, such insurance coverage cannot be obtained at all or can be obtained only for an amount in excess of $1,718,760, Parent or the Surviving Company and its Subsidiaries, as the case may be, shall use commercially reasonable efforts to cause to be obtained as much directors’ and officers’ liability insurance coverage as can be obtained for $1,718,760, on terms and conditions substantially similar to the Company’s and the Company’s Subsidiaries’ existing directors’ and officers’ liability insurance.
(f)    The provisions of this Section 7.6 shall survive the consummation of the Merger and (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent or the Surviving Company under this Section 7.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party under this Section 7.6 without the consent of such affected Indemnified Party. Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 7.6. Parent and the Surviving Company, jointly and severally, shall pay all expenses, including reasonable fees and expenses of counsel, that an Indemnified Party may incur in enforcing the indemnity and other obligations provided for in this Section 7.6.
7.7    No Solicitation.
(a)    During the period beginning on the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 9.1, the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall instruct and cause its and its Subsidiaries’ other Representatives to, cease and cause to be terminated any discussions or negotiations with any Person that would otherwise be prohibited by this Section 7.7(a). Promptly following the execution of this Agreement, the Company shall deliver a written notice to each such Person to the effect that, subject to the provisions of this Section 7.7, the Company is ending all discussions and negotiations with such Person with respect to any Alternative Proposal, effective on and from the date of this Agreement, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and/or its Subsidiaries. Subject to the provisions of this Section 7.7, during the period commencing on the date of this Agreement and continuing until the earlier to occur of the Effective Time and the Termination Date, the Company and its Subsidiaries shall not, and shall cause its and their respective Representatives not to, directly or indirectly, (i) solicit (including by way of furnishing non-public information), initiate or knowingly encourage or facilitate any inquiry with respect to, or the making, submission or announcement of, any proposal or offer that constitutes, or is reasonably expected to lead to, an Alternative Proposal, (ii) furnish to any Person (other than Parent or Merger Sub or their respective designees) any non-public information relating to the Company and/or its Subsidiaries, or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company and/or its Subsidiaries (other than Parent or Merger Sub or their respective designees), in any such case relating to an Alternative Proposal or any inquiries or the making of any proposal that could lead to an Alternative Proposal, (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding any Alternative Proposal with any Person, except to notify such Person as to the existence and content of the provisions of this Section 7.7, or (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement (except for any portion of any such standstill or confidentiality agreement that restricts the ability of a Person to communicate an Alternative Proposal to Company Board), or anti-takeover laws.
(b)    Notwithstanding anything to the contrary set forth in this Section 7.7 or elsewhere in this Agreement, until this Agreement shall have been approved by the Company Required Vote, the Company may, directly or indirectly through one or more Affiliates or Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company and/or its Subsidiaries to, and/or afford access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company and/or its Subsidiaries to, a Person or group of Persons that makes a bona fide Alternative Proposal (under circumstances in which the Company has complied with its non-solicitation obligations under Section 7.7(a)); provided, however, that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company and/or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Merger Sub or their respective Representatives (which requirement may be satisfied by posting such information in the online data room established by the Company prior to the date hereof); and provided further that, prior to initiating any such action, the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Alternative Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and provided further that prior to furnishing such information or access to, or entering into substantive discussions (except as to the existence of this Section 7.7) or negotiations with, such Person(s), (A) the Company receives from such Person(s) an executed Acceptable Confidentiality Agreement and (B) the Company notifies Parent to the effect that it intends to furnish information or access to, or intends to enter into substantive discussions or negotiations with, such Person(s). The Company agrees that neither the Company nor any of the Company’s Subsidiaries will enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing such information to Parent.
(c)    Except as provided by Section 7.7(d), at any time after the execution of this Agreement, the Company Board shall not:
(i)    resolve to withdraw, modify or qualify and/or withdraw, modify or qualify the Company Recommendation in a manner adverse to Parent and Merger Sub (a “Company Recommendation Change”);
(ii)    approve or recommend any Alternative Proposal; or
(iii)    cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement,

merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (an “Alternative Acquisition Agreement”) relating to an Alternative Proposal (other than an Acceptable Confidentiality Agreement in compliance with the terms of Section 7.7(b)) or authorize, approve or publicly recommend an Alternative Proposal or any agreement, understanding or arrangement relating to an Alternative Proposal (other than an Acceptable Confidentiality Agreement in compliance with the terms of Section 7.7(b)).
(d)    Notwithstanding anything to the contrary set forth in this Agreement, if at any time prior to the time that this Agreement shall have been approved by the Company Required Vote, (i) the Company is then in receipt of a bona fide written Alternative Proposal from any Person that is not withdrawn and that the Company Board concludes in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, or (ii) if there occurs any Fiduciary Change, the Company Board may (1) effect a Company Recommendation Change, and/or (2) in the case of a Superior Proposal, adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, to the stockholders of the Company any such Superior Proposal and authorize the Company to terminate this Agreement in accordance with Section 9.1(c)(ii) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal(provided, however, that in such event under this clause (2), the Company concurrently terminates this Agreement pursuant to Section 9.1(c)(ii) and enters into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal), provided that the Company Board may effect a Company Recommendation Change, if and only if:
(i)    the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that failure to take such action would be inconsistent with the directors’ exercise of their fiduciary obligations to the stockholders of the Company under applicable laws; and
(ii)    the Company shall have validly terminated this Agreement in accordance with Section 9.1(c)(ii), including the payment of the Company Termination Fee in accordance with Section 9.2(a); provided, however, that (A) prior to terminating this Agreement, the Company shall give Parent at least three (3) Business Days’ notice thereof, attaching the Alternative Proposal Agreement (or, if applicable, the most current draft thereof), which notice need only be given once with respect to any Superior Proposal, unless such Superior Proposal is modified in any material respect in which case the three (3) Business Day period referred to herein shall be 48 hours, and (B) if, within such three (3) Business Day period (or where applicable, 48 -hour period), Parent makes an offer to the Company that the Company Board determines in good faith is more favorable to the stockholders of the Company (other than Parent, Merger Sub and their respective Affiliates), from a financial point of view, than such Superior Proposal (taking into account, among other things, (I) the terms of such offer and (II) all legal, financial (including the financing terms thereof), regulatory, timing and other aspects of such offer which the Company Board deems relevant), and agrees in writing to all adjustments in the terms and conditions of this Agreement as are necessary to reflect such offer, the Company’s notice of termination with respect to such Superior Proposal shall be deemed to be rescinded and of no further force and effect and, if the Company or any Subsidiary of the Company has entered into a Superior Proposal Agreement, it shall promptly terminate such agreement (it being agreed that the Company will cause any

Alternative Acquisition Agreement entered into prior to the expiration of such three (3) Business Day period (or where applicable, 48-hour period) to include a provision permitting such termination).
(e)    The Company shall keep Parent reasonably informed regarding the matters contemplated by this Section 7.7 (including any Alternative Proposals). Without limiting the generality of foregoing, (i) the Company shall promptly notify Parent if any proposals or offers with respect to an Alternative Proposal are received by the Company or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis, of the status and material terms of any such proposals or offers (including any material amendments thereto), including any change in the Company’s intentions as previously notified, and (ii) the Company agrees that it will promptly notify Parent if any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives indicating, in connection with such notice, the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing such information to Parent.
(f)    Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from (i) taking and disclosing to its stockholders a position contemplated by Rules 14d-9 or 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to its stockholders if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable law or would constitute a violation of applicable law. It is understood and agreed that, for purposes of this Agreement (including Section 7 and Section 9), a factually accurate public statement by the Company that describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the Company Board, shall not constitute a Company Recommendation Change or an approval or recommendation with respect to any Alternative Proposal.
(g)    Other than with respect to the Debt Commitment, neither Parent nor Merger Sub, nor any of their respective Affiliates, shall make or enter into any formal or informal arrangements or understandings (whether or not binding) with any Person, or have any discussions or other communications with any other Person, in any such case with respect to any Alternative Proposal involving the Company.
(h)    As used in this Agreement:
(i)    “Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (provided, however, that such confidentiality agreement shall not be required to restrict a Person from communicating an Alternative Proposal (or any amendment thereof) to the Company Board) or, to the extent applicable, a confidentiality agreement entered into prior to the execution of this Agreement.
(ii)    “Alternative Proposal” shall mean any proposal, indication or offer, including any proposal, indication or offer from or to the Company’s stockholders, made by any Person or group (as defined under Rule 13(d) of the Exchange Act) other than Parent or its Subsidiaries and/or Affiliates relating to, whether in a single transaction or series of related transactions, and whether directly or indirectly, any (i) transaction or series of transactions (including any merger, reorganization, share exchange, consolidation, business combination, joint venture, partnership, recapitalization, dissolution, liquidation or similar direct or indirect transaction involving the Company and/or any Subsidiary or Subsidiaries of the Company) for the issuance or acquisition of shares of Company Common Stock or other equity securities of the Company whose business or businesses constitute twenty percent (20%) (in number or voting power) or more of the assets, revenues or earnings of the Company and its Subsidiaries, taken as a whole, (ii) acquisition, license or purchase of assets of the Company and/or its Subsidiaries equal to twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable or (iii) acquisition of beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of equity interests representing a twenty percent (20%) or greater economic or voting interest in the Company or tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or group (as defined under Rule 13(d) of the Exchange Act) beneficially owning equity interests representing a twenty percent (20%) (in number or voting power) or greater economic or voting interest in the Company (provided, for the avoidance of doubt, that a transfer of Company Common Stock solely as part of the exercise of registration rights applicable to the Company Common Stock in effect on the date hereof shall not be considered an Alternative Proposal).
(iii)    “Fiduciary Change” shall mean any determination by the Company Board, prior to the Company Required Vote, that it is obligated to make a Company Recommendation Change because such a change is advisable to comply with its fiduciary duties to stockholders of the Company.
(iv)    “Superior Proposal” shall mean any bona fide Alternative Proposal (except that references to “twenty percent (20%) or more” in the definition thereof will be deemed to be references to “fifty percent (50%) or more”) made by any Person that is on terms that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel and after taking into account all legal, financial (including the financing terms thereof), regulatory, timing and other aspects of the proposal, as well as any modification to this Agreement that Parent and Merger Sub propose to make in accordance with Section 7.7(d)(ii)), are more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement.

7.8    Standstill. Until the earlier of the Effective Time or the termination of this Agreement, neither Parent nor any of its Affiliates shall (a) purchase any shares of Company Common Stock or any security of the Company that is convertible into Company Common Stock in the open market or in privately negotiated transactions or (b) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing or (c) commence a tender offer or exchange offer.
7.9    Section 16 Matters. Prior to the Effective Time, the Company Board shall take all such steps as may be required and permitted to cause the transactions contemplated by this Agreement, including any dispositions of shares of Company Common Stock (including derivative securities with respect to such Company Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
7.10    Financing.
(a)    Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and its and their respective Representatives shall not, prior to the Effective Time, incur any liability to any Person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to Section 7.11 and that Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its Affiliates and its and their respective Representatives from and against any losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Financing and any information utilized in connection therewith.
(b)    Each of Parent and Merger Sub shall take, or cause to be taken all actions and do, or cause to be done, all things necessary, proper or advisable to (x) maintain in effect the Debt Commitment Letter and (y) arrange and obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter (including any “market flex” terms and conditions in the fee letter referenced in, and to which, the Debt Commitment Letter is subject), including: (i) entering into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter as promptly as practicable after the date hereof; and (ii) satisfying, or cause their Representatives to satisfy all conditions applicable to Parent, Merger Sub, Borrower or their respective Representatives that are within their respective control in such definitive agreements.
(c)    Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter without the prior written consent of the Company if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Debt Financing or (ii) impose new or additional conditions that would reasonably be expected to (A) prevent or materially delay the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement or (B) adversely impact the ability of Parent, Merger Sub or Borrower to enforce its rights against the other parties to the Debt Commitment Letter. Parent shall not release or consent to the termination of the obligations of the Financing Sources under the Debt Commitment Letter, except for assignments and replacements of an individual Financing Source under the terms of or in connection with the syndication of the Debt Financing or as otherwise expressly contemplated by the Debt Commitment Letter.
(d)    In the event that any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter, (i) Parent shall promptly so notify the Company and (ii) Parent and Merger Sub shall use their respective commercially reasonable efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement upon conditions not less favorable to Parent, Merger Sub and the Company, taken as a whole, than those in the Debt Commitment Letter (“Alternative Financing” ), as promptly as practicable following the occurrence of such event (and in any event no later than the Closing Date); provided, that if Parent proceeds with Alternative Financing, it shall be subject to the same obligations with respect to the Alternative Financing as set forth in this Section 7.10 with respect to the Debt Financing and all references in this Agreement to the Debt Financing shall be deemed to also refer to the Alternative Financing. The definitive agreements entered into pursuant to the first sentence of this Section 7.10(d) or Section 7.10(b)(i) are referred to in this Agreement, collectively, as the “Financing Agreements.” Parent shall provide to the Company copies of any commitment letter and fee letter associated with an Alternative Financing as well as any amendment or waiver of any debt commitment letter (including the Debt Commitment Letter) or fee letter, that is permitted hereunder.
(e)    Parent shall (i) furnish the Company complete, correct and executed copies of the Financing Documents or any alternative financing agreement promptly upon their execution, (ii) give the Company prompt notice of any material breach or material threatened breach by any party of any of the Debt Financing commitment, any Alternative Financing commitment, the Financing Documents, or any alternative financing agreement of which Parent or Merger Sub becomes aware or any termination thereof, and (iii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing (or any alternative financing). As used in this Agreement, “Financing Documents” means the following agreements, documents and certificates contemplated by the Debt Financing: (i) all credit agreements, loan documents, indentures and security documents pursuant to which the Debt Financing will be governed or contemplated by the Debt Commitment Letter and (ii) customary officer, secretary, solvency and perfection certificates contemplated by the Debt Commitment Letter or reasonably requested by Parent or its Financing Sources.
7.11    Financing Cooperation.
(a)    Prior to the Effective Time, the Company shall and shall cause its subsidiaries to, at Parent’s sole expense, cooperate, and shall use its commercially reasonable efforts to cause its respective officers, employees, representatives, auditors, and advisors, including legal and accounting advisors, to cooperate, in connection with the arrangement of the Debt Financing, as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of business of the Company and its subsidiaries), including: (i) participation in meetings, drafting sessions, rating agency presentations, due diligence sessions, and “road show” and other customary marketing presentations; (ii) furnishing in writing any Financing Sources as promptly as practicable with pertinent information regarding the Company and its subsidiaries as is reasonably requested in connection with the Debt Financing, including such business or other financial data of the type that would be required in a registered offering by Regulation  S-X or Regulation S-K under the Securities Act (other than Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, segment reporting and information regarding executive compensation and certain related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A and other customary exceptions; (iii) assisting any Financing Sources in the preparation of (A) one or more customary offering documents and/or information in connection with the Debt Financing and (B) materials for rating agency presentations; (iv) executing and delivering any pledge and security documents and otherwise facilitating the pledging of collateral, subject to consummation of the Merger; (v) taking all reasonably required corporate actions, subject to the consummation of the Merger, to permit the consummation of the Debt Financing; (vi) providing customary authorization letters to any Financing Sources authorizing the distribution of information to prospective Financing Sources and containing a customary representation to the arranger of any financing that the information contained in any offering document or information memorandum relating to the Company and its subsidiaries does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; (vii) cooperating reasonably with the Financing Sources’ due diligence of the Company and its subsidiaries, to the extent customary and reasonable; (viii) furnishing such information and data related to the Company and its Subsidiaries as is reasonably required by Parent for Parent to produce the pro forma financial statements required in a registered offering of debt securities by Regulation S-X under the Securities Act, or otherwise required in connection with the Debt Financing; (ix) using commercially reasonable efforts in assisting Parent in its efforts to obtain corporate credit or family ratings of Parent to the extent reasonably requested by Parent; (x) obtaining customary payoff letters, lien terminations and instruments of discharge in respect of the payoff, discharge and termination of the Effective Date of all obligations under the Credit Agreement, including releases of liens relating thereto, and in each case as reasonably requested by Parent and (xi) furnishing Parent and Financing Sources with historical financial statements of the Company and its subsidiaries needed to satisfy the condition set forth in clause (h) of Exhibit C of the Debt Commitment Letter. Parent shall, promptly upon termination of this Agreement, reimburse the Company for all reasonable out-of-pocket expenses and costs incurred in connection with the Company’s or its Affiliates’ obligations under this Section 7.11.
(b)    In addition, prior to the Effective Time, upon request by Parent from time to time, and, at the Parent’s sole expense, the Company shall: (i) use its commercially reasonable efforts to cause Ernst & Young LLP, independent accountants of the Company, to provide a letter or letters containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to financial statements and certain financial information used in connection with the Debt Financing (including “negative assurance” comfort); (ii) use its reasonable best efforts to provide customary representation letters and other authorizations or information to Ernst & Young LLP, to enable them to provide the foregoing “comfort letters”; (iii) use its reasonable best efforts to obtain the consent of Ernst & Young LLP for the inclusion of its reports on the Company in any document or documents to be used in connection with the Debt Financing; and (iv) cause the appropriate representatives of the Company to execute and deliver any Financing Documents or other certificates or documents as may be reasonably requested by Parent for delivery at the consummation of the Debt Financing, subject to the consummation of the Merger.
(c)    Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability of obligation in connection with the Debt Financing (or any alternative financing) prior to the Effective Time.
7.12    Tax Treatment as Reorganization.
(a)    Each of Parent, the Company and the Surviving Company shall use its reasonable best efforts to take such actions so as to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither Parent nor the Company nor any of their respective Affiliates shall take any action prior to the Closing, and Parent shall not take any action or fail to take any action (and shall prevent the Surviving Company from taking any action or failing to take any action) following the Closing, that would cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Parent and the Surviving Company shall report the Merger for income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, including the filing of the statement required by Treasury Regulations Section 1.368-3, unless otherwise required by a taxing authority pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(b)    Each of Parent, Merger Sub and the Company shall use its reasonable best efforts to obtain the Tax opinions described in Sections 8.2(c) and 8.3(c), including by causing its officers to execute and deliver to the law firms delivering such Tax opinions certificates as to such matters and at any such time or times as may reasonably be requested by such law firms. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations included in the certificates described in this Section 7.12(b).
7.13    Board of Directors of Parent After the Effective Time. Prior to the Closing, Parent shall take all such action as may be reasonably necessary to cause one (1) individual selected by the Company and approved by Parent (such approval not to be unreasonably conditioned, withheld or delayed) prior to the Closing Date from among the Company Board (the “Company Designee”) to be elected to the Parent Board effective as of the Effective Time. If at any time prior to or after the Effective Time, the initial Company Designee is unwilling or unable to serve as a member of Parent Board, then the Company Board (which shall be deemed, at all times after the Effective Time, to consist solely of those individuals who served as members of the Company Board immediately prior to the Effective Time) shall, by written notice to Parent, name a new designee who shall be approved by the Parent (such approval not to be unreasonably conditioned, withheld or delayed) and who, subject to such Parent approval, shall thereupon be the Company Designee for all purposes of this Agreement.

7.14    Parent Consent as Sole Stockholder of Merger Sub. Parent shall deliver to Company within five (5) Business Days of the date of this Agreement evidence of its approval, as the sole stockholder of Merger Sub, of the adoption of this Agreement and approval of the transactions contemplated hereby, including the Merger.
7.15    Repayment of Debt. At the Closing, and subject to the other terms and conditions set forth in this Agreement, (a) the Parent shall make available to the Company, or pay directly, an amount in cash sufficient to pay the aggregate outstanding Funded Debt (as defined below) together with all Debt Payment Expenses (as defined below), (b) the Company, if such amount is not paid directly by the Parent and is made available to the Company in accordance with the foregoing clause (a), shall apply such cash to pay the Funded Debt and the Debt Payment Expenses, if any, and with respect to the notes under the Indenture, the Company shall have provided irrevocable notice of redemption of all then outstanding notes and deposited with the trustee under the Indenture proceeds sufficient, without consideration of any investment of interest, to pay and discharge the entire indebtedness on the then outstanding notes for principal, premium (if any) and accrued and unpaid interest to but not including the redemption date and (c) solely to the extent that all outstanding obligations under the Credit Agreement on the Closing Date constitute Funded Debt (other than any indemnity obligation for unasserted claims that by its terms survives the termination of the Credit Agreement), the Company shall cause the administrative and collateral agents under the Credit Agreement to deliver to the Parent a pay-off letter (the “Pay-off Letter”), in form and substance reasonably satisfactory to the Parent, evidencing the satisfaction of all liabilities under the Credit Agreement (other than any indemnity obligation for unasserted claims that by its terms survives the termination of the Credit Agreement) upon receipt of the amounts set forth in such pay-off letter and a release in customary form of all Liens with respect to the capital stock, property and assets of the Company and its Subsidiaries securing the obligations under the Credit Agreement. The term “Debt Payment Expenses” shall mean all costs, fees, expenses, prepayment penalties, breakage fees and other exit fees payable in connection with the payment of Funded Debt. The term “Funded Debt” shall mean all liabilities and obligations of the Company and its Subsidiaries for borrowed money pursuant to the Credit Agreement or the Indenture outstanding immediately prior to the Closing, together with all accrued but unpaid interest thereon immediately prior to the Closing, and all prepayment penalties, breakage fees and other exit fees paid or payable in the event that such indebtedness is to be repaid as of the Closing (including, in the case of any tender offer in respect of any notes issued pursuant to the Indenture, the aggregate consideration for the purchase of the notes accepted in such tender offer, including any consent fees (if applicable)).
8.    CONDITIONS PRECEDENT
8.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a)    Company Stockholder Approval. This Agreement shall have been approved by the Company Required Vote.
(b)    Parent Stockholder Approval. The Parent Stock Issuance shall have been approved by the Parent Required Vote.

(c)    HSR Compliance. The applicable waiting period under the HSR Act shall have expired or been terminated.
(d)    FCC and State Regulatory Approvals. All Consents or authorizations that are required to be obtained from the FCC or any State Regulator and are set forth in Section 8.1(d) of the Company Disclosure Schedule or identified following the date hereof and on or before February 17, 2017, notice of which will be promptly provided to the other parties hereto, in each case in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect and shall be free of any conditions, statements or conclusions of fact or law adverse to any party hereto or their respective Affiliates which conditions, statements or conclusions of fact or law would individually or, in the aggregate, result in a Company Material Adverse Effect or Parent Material Adverse Effect.
(e)    No Injunctions or Restraints; Illegality. No order, injunction, statute, rule, regulation or decree shall have been issued, enacted, entered, promulgated or enforced by a Governmental Entity that prohibits, precludes, restrains, enjoins or makes illegal the consummation of the Merger.
(f)    Parent Registration Statement. The Parent Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Parent Registration Statement shall be in effect and no proceeding for such purpose shall be pending before or, to the Knowledge of the Company or the Knowledge of Parent, threatened by the SEC.
(g)    NASDAQ Approval. The shares of Parent Stock to be issued pursuant to this Agreement shall have been approved for listing on the NASDAQ Global Select Market.
(h)    Statutes. No statute, rule or regulation shall have been enacted or promulgated by any federal or state Governmental Entity of competent jurisdiction which prohibits the consummation of the Merger.
8.2    Conditions to Obligations of Parent and Merger Sub    . The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:
(a)    Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Company Material Adverse Effect, and instead, for purposes of this condition, such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would result in a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to such effect.
(c)    Parent Tax Opinion. Parent shall have received the opinion of Schiff Hardin LLP, or other reputable Tax counsel as is reasonably satisfactory to Parent and the Company, dated as of the Closing Date, to the effect that the Merger will qualify as a tax free reorganization within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 8.2(c), the Tax counsel rendering such opinion shall have received the certificates and may rely upon the representations referred to in Section 7.12(b).
(d)    Minimum Cash Amount. The aggregate amount of cash and cash equivalents held by the Company as of the Effective Time shall be no less than $25,000,000.
8.3    Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Parent Material Adverse Effect; provided, further, that, for purposes of this condition, such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would result in a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.
(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all of its respective obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer to such effect.
(c)    Company Tax Opinion. The Company shall have received the opinion of Paul Hastings LLP, or such other reputable Tax counsel as is reasonably satisfactory to the Company and Parent, dated as of the Closing Date, to the effect that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 8.3(c), the Tax counsel rendering such opinion shall have received the certificates and may rely upon the representations referred to in Section 7.12(b).

9.    TERMINATION AND AMENDMENT
9.1    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding any requisite approval of this Agreement by the stockholders of the Company, and whether before or after the stockholders of the Company have approved this Agreement at the Company Stockholder Meeting, as follows (the date of any such termination, the “Termination Date”):
(a)    by mutual consent of Parent and the Company in a written instrument, if the Board of Directors of each so determines;
(b)    by either Parent or the Company:
(i)    if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting the consummation of the Merger;
(ii)    if the Effective Time shall not have occurred on or before September 30, 2017 (the “Outside Date”); provided, however, that if by the Outside Date, any of the conditions set forth in Section 8.1(c) or Section 8.1(d) shall not have been satisfied but the conditions set forth in Section 8.1(a) and Section 8.1(b) shall have been satisfied, the Outside Date may be extended for one or more periods of up to thirty (30) days per extension by each of Parent and the Company, in its respective discretion, up to an aggregate extension so that the Outside Date, as so extended, shall not be later than the twelve (12) month anniversary of the date hereof (in which case any references to the Outside Date herein shall mean the Outside Date as extended); and provided further that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Effective Time to occur on or before such date;
(iii)    the Company Stockholder Meeting shall have been held and completed (including any adjournments and postponements thereof), the Company stockholders shall have taken a final vote on a proposal to adopt this Agreement and to approve the transactions contemplated hereby, and the Company Stockholder Approval shall not have been obtained; or
(iv)    if any state or federal law, rule or regulation is adopted or issued that has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting the consummation of the Merger.
(c)    by the Company:
(i)    if it is not in material breach of this Agreement, and if (A) any of the representations and warranties of Parent and Merger Sub herein are or become untrue or inaccurate such that the condition set forth in Section 8.3(a) would not be satisfied, or (B) there has been a breach on the part of Parent or Merger Sub of any of their respective covenants or agreements herein such that the condition set forth in Section 8.3(b) would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured prior to the Outside Date (as such date may be extended pursuant to Section 9.1(b)(ii)) following receipt by Parent of written notice of such breach or inaccuracy from Company;
(ii)    under the circumstances and to the extent permitted, and subject to the terms and conditions of, Section 7.7 and provided the Company Termination Fee referenced in Section 9.2(a) is concurrently paid by the Company to Parent; or
(iii)    if (A) conditions set forth in Sections 8.1 and 8.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, (B) the Company has irrevocably confirmed in writing that (x) all of the conditions set forth in Sections 8.1 and 8.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or have been waived by the Company and remain so satisfied or waived and (y) the Company is and remains prepared to consummate the Closing, (C) Parent fails to consummate the Closing within two (2) Business Days following the date the Closing was required to have occurred pursuant to Section 1.3, and (D) the Company stood ready, willing and able to consummate the Closing at all times during such two (2) Business Day period (for the avoidance of doubt, it being understood that in accordance with the second proviso to Section 9.1(b)(ii), during such two (2) Business Day period immediately following the date on which the Company has provided written notice in accordance with this Section 9.1(c)(iii), Parent shall not be entitled to terminate this Agreement pursuant to Section 9.1(b)(ii)).
(d)    by Parent:
(i)    if it is not in material breach of this Agreement, and if (A) any of the representations and warranties of the Company herein are or become untrue or incorrect such that the condition set forth in Section 8.2(a) would not be satisfied, or (B) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the condition set forth in Section 8.2(b) would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured prior to the Outside Date (as such date may be extended pursuant to Section 9.1(b)(ii)) following receipt by Company of written notice of such breach or inaccuracy from Parent; or
(ii)    if (A) the Company Board shall have failed to include the Company Recommendation in the Proxy Statement/Prospectus or shall have effected a Company Recommendation Change, (B) the Company Board shall have approved or recommended, or proposed publicly to approve or recommend, any Alternative Acquisition Agreement, Alternative Proposal or any Superior Proposal other than this Agreement, and/or permitted the Company to enter into an Alternative Acquisition Agreement related to an Alternative Proposal or a Superior Proposal, (C) the Company shall have failed to call the Company Stockholder Meeting in accordance with Section 7.3 or shall have failed to deliver the Proxy Statement/Prospectus in accordance with Section 7.1 in material breach of such Sections and such failure shall not be due to any material breach by Parent or Merger Sub of their obligations under Section 7.1, or (D) a tender offer or exchange offer for outstanding shares of Common Stock shall have been commenced (other than by Parent or Merger Sub or their respective Affiliates) and the Company Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer or within ten

(10) Business Days after the commencement of such tender or exchange offer, the Company Board fails to recommend rejection (or subsequently modifies a recommendation of rejection) of such offer.
9.2    Effect of Termination.
(a)    Notwithstanding any provision of this Agreement to the contrary, if:
(i)    (A) this Agreement is validly terminated pursuant to Section 9.1(b)(ii), Section 9.1(b)(iii) or Section 9.1(d)(i) (due in any such case to a breach of Section 7.7), (B) following the execution and delivery of this Agreement and in the case of a termination pursuant to Section 9.1(b)(ii) or Section 9.1(d)(i), prior to such termination, and in the case of a termination pursuant to Section 9.1(b)(iii), prior to the Company Meeting, any bona fide Alternative Proposal (substituting fifty percent (50%) for the twenty percent (20%) thresholds set forth in the definition of “Alternative Proposal”) (a “Qualifying Transaction”) shall have been communicated to the Company or a member of the Company Board (whether or not publicly disclosed) and not withdrawn or otherwise abandoned (and, if publicly disclosed, not publicly withdrawn or otherwise abandoned) and (C) within twelve (12) months following the termination of this Agreement pursuant to Section 9.1(b)(ii), Section 9.1(b)(iii) or Section 9.1(d)(i), as applicable, a Qualifying Transaction is consummated; or
(ii)    this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii) or by Parent pursuant to Section 9.1(d)(ii), then in any such event the Company shall pay to Parent (or a Person designated in writing by Parent) by wire transfer of same-day funds a fee equal to the Company Termination Fee. “Company Termination Fee” shall mean an amount equal to $18,900,000. Such payment shall be made, in the case of a termination referenced in clause (i) above, upon the consummation of any Qualifying Transaction, or in the case of a termination referenced in clause (ii) above, concurrently with the termination of this Agreement by the Company pursuant to Section 9.1(c)(ii) or within two (2) Business Days after termination of this Agreement by Parent pursuant to Section 9.1(d)(ii). For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
(b)    Notwithstanding any provision of this Agreement to the contrary, if this Agreement is terminated by the Company pursuant to Section 9.1(c)(iii), then Parent shall pay to the Company (or a Person designated in writing by the Company) by wire transfer of same-day funds a fee equal to the Parent Termination Fee. “Parent Termination Fee” shall mean an amount equal to $18,900,000. Such payment shall be made within two (2) Business Days after termination of this Agreement by the Company pursuant to Section 9.1(c)(iii).
(c)    Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Company Termination Fee is or becomes payable pursuant to Section 9.2(a), Parent’s and Merger Sub’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Company Termination Fee pursuant to Section 9.2(a), and upon payment in full of such amount, none of Parent nor Merger Sub or any of their respective Affiliates nor any other Person shall have any rights or claims against the Company or any of its Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, if the Company fails to promptly pay Parent any amounts due under Section 9.2(a), the Company shall pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee or obligation at the publicly announced prime rate of Wells Fargo Bank, N.A. in effect from time to time from the date such fee or obligation was required to be paid.
(d)    Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Parent Termination Fee is or becomes payable pursuant to Section 9.2(b), the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Parent, the Financing Sources or any of their respective Affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Parent Termination Fee pursuant to Section 9.2(b), and upon payment in full of such amount, neither the Company nor any of its Affiliates nor any other Person shall have any rights or claims against Parent, the Financing Sources or any of their respective Affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement, the Debt Financing or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, if Parent fails to promptly pay the Company any amounts due under Section 9.2(b), Parent (but not, for the avoidance of doubt, the Financing Sources) shall pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee or obligation at the publicly announced prime rate of Wells Fargo Bank, N.A. in effect from time to time from the date such fee or obligation was required to be paid.
(e)    The parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. The parties acknowledge that the Company Termination Fee and the Parent Termination Fee, in the circumstances in which any such fee becomes payable, constitute liquidated damages and are not a penalty.
(f)    There shall be deducted from any payments made pursuant to this Section 9.2 such amounts as may be required to be withheld therefrom under the Code or under any provision of U.S. state or local tax law.
(g)    The party seeking to terminate this Agreement pursuant to Section 9.1 (other than Section 9.1(a)) shall give written notice of such termination, including a description in reasonable detail of the reasons for such termination, to the other party in accordance with Section 10.3, specifying the provision or provisions hereof pursuant to which such termination is effected. Except as otherwise provided in this Section 9, any valid termination of this Agreement pursuant to Section 9.1 (other than Section 9.1(a)) shall be effective immediately upon the delivery of notice of the terminating party to the other party or parties hereto, as applicable. In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub, the

Company, the Financing Sources, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby (including any liability for or any obligation to pay any consequential, special, multiple, punitive or exemplary damages, including damages arising from loss of profits, business opportunities or goodwill, in respect of any breach or failure to comply with this Agreement, any related documentation or in respect of any of the transactions contemplated hereby or thereby (including the Merger and Debt Financing)); provided, however, that (i) Sections 7.2(b), 9.2 and 10 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Parent, Merger Sub nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement.
9.3    Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before the Effective Time; provided, however, that after receipt of the Company Required Vote, there may not be any amendment of this Agreement which, by applicable law or in accordance with the rules of any relevant stock exchange, requires further approval of the Company’s stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything to the contrary contained herein, Sections 9.2(d) and (g), this Section 9.3, Sections 10.8, 10.11 and 10.12 (and any provision and/or definition of this Agreement to the extent an amendment, supplement, waiver or modification of such provision and/or definition would modify the substance of any of the foregoing provisions) may not be amended, supplemented, waived or otherwise modified in a manner that is materially adverse to any Financing Sources without the prior written consent of such Financing Sources.
9.4    Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that, after receipt of the Company Required Vote, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s stockholders hereunder without the approval of such stockholders. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
10.    GENERAL PROVISIONS
10.1    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

10.2    Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except that each of the Company and Parent shall bear and pay one-half of the costs and expenses incurred in connection with the filing and fees paid in respect of any HSR Act or other regulatory filings, including filings made with the FCC or State Regulators.
10.3    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (a) on the date of actual delivery if delivered personally (with written confirmation of receipt), (b) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (d) on the date of confirmation of receipt (or the first (1st) Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below (or to such other address or facsimile number as such party shall have specified in a written notice duly delivered to the other parties hereto):
(a)    if to Parent or Merger Sub, to:
Consolidated Communications Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938
Attention: Steven J. Shirar
Facsimile No: (217) 234-9934
with a copy to:
Schiff Hardin LLP
233 South Wacker Drive
Suite 6600
Chicago, IL 60606
Attention: Alexander B. Young
Facsimile: (312) 258-5600
(b)    if to the Company, to:
FairPoint Communications, Inc.
521 East Morehead Street
Suite 500
Charlotte, NC 28202
Attention: Bruce Metge
Facsimile No: (704) 344-1594

with a copy to:
Paul Hastings LLP
1170 Peachtree Street, N.E.
Suite 100
Atlanta, GA 30309
Attention: Elizabeth H. Noe
Facsimile: (404) 685-5287
10.4    Interpretation; Construction. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and the schedules hereto and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. No provision of this Agreement shall be construed to require the Company, Merger Sub, Parent or any of their respective officers, directors, Subsidiaries or Affiliates to take any action which would violate or conflict with any applicable law (whether statutory or common), rule or regulation. This Agreement shall be construed without regard to any presumption or interpretation against the party drafting or causing any instrument to be drafted. All schedules accompanying this Agreement and all information specifically referenced in any such schedule form an integral part of this Agreement, and references to this Agreement include reference to them.
10.5    Counterparts; Delivery. This Agreement may be executed in multiple original, PDF or facsimile counterparts, each of which shall be deemed an original, and all of which taken together shall be considered one and the same agreement. Each executed signature page to this Agreement and to each agreement and certificate delivered by a party hereto pursuant to this Agreement may be delivered by any of the methods described in Section 10.3 hereof, provided that such delivery is effected in accordance with the notice information provided for in Section 10.3 hereof. In the event that any signature to this Agreement or any agreement or certificate delivered pursuant hereto, or any amendment thereof, is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. No party hereto shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver any such signature page or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract and each party hereto forever waives any such defense.
10.6    Entire Agreement. This Agreement (together with the exhibits hereto), the Company Disclosure Schedule and the Parent Disclosure Schedule constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement and any termination of this Agreement.
10.7    Specific Performance. The parties acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions and that, accordingly, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief sought in accordance with this Section 10.7 on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
10.8    Governing Law; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law provisions (except to the extent of mandatory provisions of federal law). Each of the parties hereto irrevocably submit to the exclusive jurisdiction and venue of the courts of the State of Delaware or of the United States of America, for the purpose of any suit, action or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated hereby, which is brought by or against any other party hereto and hereby irrevocably agree (a) that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court and (b) not to commence any action suit or proceeding relating to this Agreement other than in such court. Each party hereto irrevocably and unconditionally waives and agrees not to assert in any such suit, action or proceeding, in each case, to the fullest extent permitted by applicable law, (i) any objection to the laying of venue of any such suit, action or proceeding brought in any such court, (ii) any claim that such party is not personally subject to the jurisdiction of any such court, and (iii) any claim that any such suit, action or proceeding is brought in an inconvenient forum. Each party hereto agrees that service of any process, summons, notice or document by U.S. registered mail addressed to such party shall be effective service of process for any action, suit or proceeding brought against such party in any such court. Each party hereto agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in any other courts to whose jurisdiction such party is or may be subject, by suit upon such judgment. Notwithstanding anything to the contrary in this Section 10.8, each Company Related Party (as defined below) agrees that, except as specifically set forth in the Debt Financing, all actions, including any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to any agreement entered into by the Financing Sources in connection with the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of law of another jurisdiction. Furthermore and notwithstanding anything to the contrary in this Section 10.8, each Company Related Party (i) agrees that it will not bring or support any action, including any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to any agreement entered into by the Financing Sources in connection with the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.3 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. The parties hereto further agree that all of the provisions of Section 10.12 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third-party claim referenced in this Section 10.8. “Company Related Party” means the Company and each of its Subsidiaries.
10.9    Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its stockholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.
10.10    Publicity. Parent, Merger Sub and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement or SEC filing as may upon the advice of outside counsel be required by law or the rules and regulations of any applicable stock exchange (including the NASDAQ Stock Market). The parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement.
10.11    Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except for (a) the provisions of Section 7.6, (b) the right of the Company’s stockholders to receive the Merger Consideration at the Effective Time, (c) the right of the holders of Company Equity Awards to receive the Equity Award Consideration in accordance with Section 2.3, (d) the rights of the Company’s stockholders to pursue claims for damages and other relief, including equitable relief, for Parent’s or Merger Sub’s willful breach of this Agreement (provided, that the rights granted pursuant to this clause (d) shall be enforceable on behalf of the stockholders only by the Company in its sole and absolute discretion) and (e) the rights of the Financing Sources set forth in Section  10.8, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the Financing Sources are hereby made express third-party beneficiaries of Sections 9.2(b), (d) and (g), Section 9.3, , this Section 10.11 and Section 10.12.
10.12    Waiver of Jury Trial. EACH COMPANY RELATED PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, ANY DEBT FINANCING OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE.
[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized.
FAIRPOINT COMMUNICATIONS, INC.
By:    /s/ Paul H. Sunu
Name: Paul H. Sunu
Title: Chief Executive Officer
CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.
By:    C. Robert Udell, Jr.
Name: C. Robert Udell, Jr.
Title: President and CEO
FALCON MERGER SUB, INC.
By:    C. Robert Udell, Jr.
Name: C. Robert Udell, Jr.
Title: President and CEO

Exhibit A
Form of Tenth Amended and Restated Certificate of Incorporation
TENTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FAIRPOINT COMMUNICATIONS, INC.
FairPoint Communications, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
A.    The name of the Corporation is FairPoint Communications, Inc. The Corporation was originally incorporated under the name “MJD Communications, Inc.” and filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on June 30, 1993. The Corporation filed Certificates of Amendment with the Secretary of State of the State of Delaware on June 6, 1996, November 24, 1998 and January 28, 2005. The Corporation filed restatements of its Certificate of Incorporation with the Secretary of State of the State of Delaware on July 1, 1994, July 31, 1997, March 26, 1998, October 20, 1999, January 19, 2000, April 28, 2000, May 10, 2002, February 8, 2005 and January 24, 2011.
B.    In accordance with Sections 242 and 245 of the Delaware General Corporation Law, the Corporation hereby amends and restates its Certificate of Incorporation as follows:
1.
The name of the Corporation is FairPoint Communications, Inc.
2.
The address of its registered agent in the State of Delaware is in the County of Kent at 850 New Burton Road, Suite 201, Dover, Delaware 19904. The name of its registered agent at such address is National Corporate Research, Ltd.
3.
The purpose for which the Corporation is organized is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware, and the Corporation shall have all powers necessary to engage in such acts or activities, including, but not limited to, the powers enumerated in the General Corporation Law of Delaware or any amendment thereto.

4.
The total number of shares of stock which the Corporation shall have authority to issue is one hundred shares (100), all of which shall be common stock of $.01 par value.
5.
The business and affairs of the Corporation shall be managed by the Board of Directors, and the directors need not be elected by ballot unless required by the Bylaws of the Corporation.
6.
The Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.
7.
The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders here are granted subject to this reservation.
IN WITNESS WHEREOF, the undersigned has executed this Tenth Amended and Restated Certificate of Incorporation on this [●] day of [●], 2016.
FAIRPOINT COMMUNICATIONS, INC.
By:
Name:
Title: